04051895

# FORM SE
# FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS



| | |
|---|---|
| **IndyMac ABS, Inc..** | **0001060764** |
| **Exact Name of Registrant as Specified in Charter** | **Registrant CIK Number** |
| **Form 8-K, December 7, 2004, Series SPMD 2004-C** | **333-120706** |

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 7, 2004

INDYMAC ABS, INC.

By: Victor H. Woodworth

Name: Victor Woodworth

Title: Vice President

**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.**

**EXHIBIT INDEX**

| Exhibit No. | Description | Format |
|---|---|---|
| 99.1 | Collateral Term Sheets | P* |

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

*The following is a preliminary Term Sheet. All terms and statements herein are subject to change.*

# $729,375,000

(APPROXIMATE)

IndyMac Bank℠

(SELLER & MASTER SERVICER)

# Home Equity Mortgage Loan Asset-Backed Trust Series SPMD 2004-C

## IndyMac ABS, Inc.

(DEPOSITOR)

November 29, 2004

RBS Greenwich Capital

# IndyMac Bank

## Home Equity Mortgage Loan Asset-Backed Trust
## Series SPMD 2004-C
## $729,375,000 (APPROXIMATE OFFERED CERTIFICATES)

## Home Equity Mortgage Loan Asset-Backed Trust, Series SPMD 2004-C

### Structure Overview

| Class[(1)(2)] | Initial Certificate Principal Balance ($)[(3)] | Certificate Type | Expected WAL (years)[(4)(5)] Call / Maturity | Expected Principal Window[(4)(5)] Call – Maturity | Legal Final Maturity Date | Expected Ratings (Moody's / S&P / Fitch) |
|---|---|---|---|---|---|---|
| A-I-1[(6)] | $118,200,000 | FLT / SEN / PT | 2.41/2.61 | 1-87/1-194 | March 2035 | Aaa/AAA/AAA |
| A-I-2[(6)] | $150,000,000 | FLT / SEN / PT | 2.41/2.61 | 1-87/1-194 | March 2035 | Aaa/AAA/AAA |
| A-I-3[(6)] | $37,500,000 | FLT / SEN / PT | 2.41/2.61 | 1-87/1-194 | March 2035 | Aaa/AAA/AAA |
| A-II-1[(6)] | $140,300,000 | FLT / SEN / SEQ | 0.83/0.83 | 1-20/1-20 | March 2035 | Aaa/AAA/AAA |
| A-II-2[(6)] | $115,770,000 | FLT / SEN / SEQ | 3.00/3.00 | 20-70/20-70 | March 2035 | Aaa/AAA/AAA |
| A-II-3[(6)] | $34,480,000 | FLT / SEN / SEQ | 6.99/8.76 | 70-87/70-195 | March 2035 | Aaa/AAA/AAA |
| M-1[(6,7)] | $36,000,000 | FLT / MEZZ | 5.02/5.54 | 42-87/42-164 | March 2035 | Aa1/AA+/AA+ |
| M-2[(6,7)] | $21,375,000 | FLT / MEZZ | 4.96/5.46 | 40-87/40-154 | March 2035 | Aa2/AA/AA |
| M-3[(6,7)] | $12,750,000 | FLT / MEZZ | 4.94/5.42 | 40-87/40-147 | March 2035 | Aa3/AA/AA- |
| M-4[(6,7)] | $12,750,000 | FLT / MEZZ | 4.92/5.38 | 39-87/39-141 | March 2035 | A1/A+/A+ |
| M-5[(6,7)] | $10,500,000 | FLT / MEZZ | 4.92/5.35 | 39-87/39-135 | March 2035 | A2/A+/A |
| M-6[(6,7)] | $9,750,000 | FLT / MEZZ | 4.90/5.30 | 38-87/38-130 | March 2035 | A3/A/A- |
| M-7[(6,7)] | $7,500,000 | FLT / MEZZ | 4.89/5.26 | 38-87/38-123 | March 2035 | Baa1/A-/BBB+ |
| M-8[(6,7)] | $7,500,000 | FLT / MEZZ | 4.89/5.21 | 38-87/38-117 | March 2035 | Baa2/BBB+/BBB |
| M-9[(6,7)] | $7,500,000 | FLT / MEZZ | 4.88/5.13 | 37-87/37-110 | March 2035 | Baa3/BBB/BBB- |
| M-10[(6,7)] | $7,500,000 | FLT / MEZZ | 4.87/5.01 | 37-87/37-102 | March 2035 | Ba1/BBB-/BB+ |
| **Total** | **$729,375,000** | | | | | |

(1) The Class A-I Certificates will be backed by a pool of adjustable-rate and fixed-rate, first lien residential, subprime mortgage loans with principal balances at origination that conform to Fannie Mae and Freddie Mac loan limits. The Class A-II Certificates will be backed by a pool of adjustable-rate and fixed-rate, first lien residential, subprime mortgage loans with principal balances at origination that may or may not conform to Fannie Mae and Freddie Mac loan limits. The Class M Certificates will be backed by all of the mortgage loans.

(2) The Offered Certificates will be subject to the Net WAC Rate Cap as described herein.

(3) Subject to a variance of +/- 5%.

(4) To 10% Optional Termination at the Pricing Speed.

(5) To maturity at the Pricing Speed.

(6) Beginning with the first Distribution Date after the Optional Termination Date, the certificate margin for each of the Class A Certificates will increase to *two times* each such Certificate's initial certificate margin and the certificate margin for each of the Class M Certificates will increase to *one-and-a-half times* each such Certificate's initial certificate margin.

(7) The Class M Certificates will not receive principal distributions prior to the Stepdown Date.

## Pricing Speed

| | |
|---|---|
| Fixed-Rate Mortgage Loans | 4% CPR growing to 23% CPR over 12 months and 23% CPR thereafter |
| Adjustable-Rate Mortgage Loans | 28% CPR |

## Transaction Overview

| | |
|---|---|
| **Trust:** | Home Equity Mortgage Loan Asset-Backed Trust, Series SPMD 2004-C |
| **Depositor:** | IndyMac ABS, Inc. |
| **Seller and Master Servicer:** | IndyMac Bank F.S.B. |
| **Co-Lead Underwriters:** | Greenwich Capital Markets, Inc. and Deutsche Bank Securities Inc. |
| **Co-Managers:** | Morgan Stanley and UBS Securities LLC |
| **Trustee and Custodian:** | Deutsche Bank National Trust Company |
| **Class A Certificates:** | The Class A-I Certificates and Class A-II Certificates. |
| **Class A-I Certificates:** | The Class A-I-1 Certificates, Class A-I-2 Certificates and Class A-I-3 Certificates. |
| **Class A-II Certificates:** | The Class A-II-1 Certificates, Class A-II-2 Certificates and Class A-II-3 Certificates. |
| **Class M Certificates:** | The Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates, Class M-8 Certificates, Class M-9 Certificates and Class M-10 Certificates. |
| **Offered Certificates:** | The Class A-I, Class A-II Certificates and Class M Certificates. |
| **Retained Certificates:** | The Class C Certificates, Class P Certificates and Class R Certificates. |
| **Expected Pricing Date:** | The week of November [29], 2004 |
| **Expected Closing Date:** | On or about December [13], 2004 |
| **Legal Final Maturity Date:** | March 2035. This date represents the Distribution Date occurring in the first month following the maturity date of the latest maturing Mortgage Loan. |
| **Cut-off Date:** | December 1, 2004 |
| **Record Date:** | The close of business on the business day immediately preceding the related Distribution Date. |
| **Distribution Date:** | The 25$^{th}$ day of each month (or if such 25$^{th}$ day is not a business day, the next succeeding business day) commencing in January 2005. |
| **Determination Date:** | The Determination Date with respect to any Distribution Date is on the 15$^{th}$ day of the month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 15$^{th}$ day. |

## Transaction Overview (Continued)

| | |
|---|---|
| **Due Period:** | The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs. |
| **Prepayment Period:** | The Prepayment Period with respect to any Distribution Date is the period commencing on the day after the Determination Date in the month preceding the month in which such Distribution Date falls (or, in the case of the first Distribution Date, from December 1, 2004) and ending on the Determination Date of the calendar month in which such Distribution Date falls. |
| **Interest Accrual Period:** | Interest will initially accrue from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on the basis of a 360-day year and the actual number of days elapsed. Each class of Certificates will initially settle flat (no accrued interest). |

## Collateral:

**Mortgage Loans:**

On the Closing Date a pool of adjustable-rate and fixed-rate, first lien, closed-end, subprime mortgage loans (the "Mortgage Loans") will be delivered to the trust. The Mortgage Loans will be separated into two groups. The "Group I Mortgage Loans" will have had principal balances at origination that conformed to Fannie Mae and Freddie Mac loan limits. The "Group II Mortgage Loans" will have had principal balances at origination that may or may not have conformed to Fannie Mae and Freddie Mac loan limits.

The information set forth herein, unless otherwise stated, is calculated as of the Cut-off Date with respect to a preliminary pool of Mortgage Loans expected to be delivered to the trust on the Closing Date (the "Statistical Pool"). The Statistical Pool consists of 2,644 Mortgage Loans with an aggregate scheduled principal balance as of the Cut-off Date of approximately $503,221,380. The Group I Mortgage Loans included in the Statistical Pool consist of approximately 1,536 Mortgage Loans totaling $258,015,089. The Group II Mortgage Loans included in the Statistical Pool consist of approximately 1,108 Mortgage Loans totaling $245,206,291.

The aggregate principal balances of the Mortgage Loans included in the trust on the Closing Date is expected to be approximately $600,000,000. It is expected that the aggregate scheduled principal balance of the Mortgage Loans delivered to each loan group of the trust on the Closing Date will not vary from the foregoing balances by more than plus or minus 5%.

The principal balances of the Mortgage Loans as of the Cut-off Date represent scheduled balances as of December 1, 2004.

On the Closing Date, the Depositor will be required to deliver to the Trustee approximately $76,909,020, which will be held by the Trustee in a pre-funding account relating to the Group I Mortgage Loans (the "Group I Pre-Funding Account") and approximately $73,090,980 which will be held by the Trustee in another pre-funding account relating to the Group II Mortgage Loans (the "Group II Pre-Funding Account" and together with the Group I Pre-Funding Account, the "Pre-Funding Accounts").

**Pre-Funding Accounts:**

The amount on deposit in the Pre-Funding Accounts will be used to purchase Mortgage Loans (the "Subsequent Mortgage Loans") during the 30-day period following the Closing Date (the "Funding Period"). Any amounts remaining in the Pre-Funding Accounts upon termination of the Funding Period will be distributed on the next Distribution Date to the holders of the related Class A Certificates in the manner set forth herein.

**Interest Coverage Account:**

On the Closing Date, the Depositor may pay to the Trustee for deposit in an interest coverage account relating to each loan group, an amount to be applied by the Trustee to cover a portion of certain shortfalls in the amount of interest generated by the assets of the trust attributable to the pre-funding feature during the funding period.

## Transaction Overview (Continued)

| | |
|---|---|
| **Administrative Fees:** | The Servicing Fee calculated at the Servicing Fee Rate of 0.500% per annum and the Trustee Fee calculated at the Trustee Fee Rate of 0.010% per annum. The Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans. |
| **Servicing Advances:** | The Master Servicer will be required to advance delinquent payments of principal and interest on the Mortgage Loans only to the extent such amounts are deemed recoverable. The Master Servicer will be entitled to reimbursement for these advances, and therefore these advances are not a form of credit enhancement. |
| **Optional Termination:** | The Master Servicer (or if the Master Servicer fails to exercise its option, the NIMs Insurer, if any) will be permitted to purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date. |
| **Optional Termination Date:** | The first Distribution Date on which the aggregate principal balance of the Mortgage Loans, after giving effect to distributions to be made on that Distribution Date, is less than 10% of the sum of (i) the aggregate Cut-Off Date principal balance of the Mortgage Loans delivered on the Closing Date and (ii) the aggregate principal balance of the Subsequent Mortgage Loans as of their respective subsequent cut-off dates. |
| **Minimum Denominations:** | $50,000 and integral multiples of $1 in excess thereof. |
| **Taxation:** | The Trust will be established as one or more REMICs for federal income tax purposes. |
| **Form of Registration:** | It is expected that delivery of the certificates will be made in book-entry form through the Same-Day Funds Settlement System of The Depository Trust Company, which may include delivery through Clearstream, Société Anonyme or Euroclear System, on or about Decmeber [13], 2004 against payment therefore in immediately available funds. |
| **ERISA Considerations:** | The Offered Certificates will be ERISA eligible as of the Closing Date. However, if you are a fiduciary of any retirement plan or other employee benefit arrangement subject to the Employee Retirement Income Security Act of 1974, as amended, or Section 4975 of the Internal Revenue Code of 1986, as amended, you should consult with counsel as to whether you can buy or hold an Offered Certificate. |
| **SMMEA Eligibility:** | Once the balances in the Pre-Funding Accounts have been reduced to zero, the Class A Certificates, Class M-1 Certificates, Class M-2 and Class M-3 Certificates will constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA") for so long as they are rated not lower than the second highest rating category by one or more nationally recognized statistical rating organizations and, as such, will be legal investments for certain entities to the extent provided in SMMEA and applicable state laws. |

## Credit Enhancement

**Credit Enhancement:**

1) Excess Spread
2) Overcollateralization ("OC")
3) Subordination

**Excess Spread:**

The weighted average of the net mortgage rates of the Mortgage Loans may be greater than the weighted average of the Pass-Through Rates of the Class A Certificates and Class M Certificates, resulting in excess cash flow.

The monthly Excess Spread table is available at the end of this term sheet.

**Overcollateralization Amount:**

The Overcollateralization Amount with respect to any Distribution Date will be the excess, if any, of (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period to the extent received or advanced and principal prepayments received during the related Prepayment Period) over (b) the sum of the aggregate Certificate Principal Balances of the Class A Certificates, Class M Certificates and Class P Certificates, after taking into account the distribution of principal on such Distribution Date plus any amounts in the Pre-Funding Accounts.

**Overcollateralization Target Amount:**

With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to 2.75% of the aggregate principal balance, as of the Cut-off Date, of the Mortgage Loans delivered to the trust on the Closing Date Mortgage Loans plus amounts on deposit in the Pre-Funding Accounts on the Closing Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 5.50% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period to the extent received or advanced and principal prepayments received during the related Prepayment Period) and (y) approximately $3,750,000 or (iii) if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. The Overcollateralization Target Amount for the Certificates will be fully funded on the Closing Date.

**Overcollateralization Reduction Amount:**

For any Distribution Date, the lesser of (A) the principal remittance amount on such Distribution Date and (B) the excess, if any, of (i) the Overcollateralization Amount for such Distribution Date (calculated for this purpose only after assuming that 100% of the principal remittance amount on such Distribution Date has been distributed) over (ii) the Overcollateralization Target Amount for such Distribution Date.

**Overcollateralization Increase Amount:**

For any Distribution Date, will equal the lesser of (i) the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralization Amount on such Distribution Date (calculated for this purpose only assuming 100% of the principal remittance amount on such Distribution Date has been distributed) and (ii) the Net Monthly Excess Cashflow for such Distribution Date.

**Net Monthly Excess Cashflow:**

For any Distribution Date, the sum of (x) any Overcollateralization Reduction Amount and (y) the excess of the Available Funds over the sum of (i) the Senior Interest Distribution Amount distributable to the Class A Certificates, (ii) the Interest Distribution Amount distributable to the Class M Certificates and (iii) the principal remittance amount.

## Credit Enhancement (Continued)

**Credit Enhancement Percentage:**

The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (including the OC) calculated after taking into account distributions of principal to the holders of certificates then entitled to distributions of principal on such Distribution Date by (y) the aggregate principal balance of the Mortgage Loans, as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period to the extent received or advanced and principal prepayments received during the related Prepayment Period).

CREDIT ENHANCEMENT PERCENTAGE

| Certificate Class | Closing Date | After Stepdown Date |
|---|---|---|
| A | 20.50% | 41.00% |
| M-1 | 15.70% | 31.40% |
| M-2 | 12.85% | 25.70% |
| M-3 | 11.15% | 22.30% |
| M-4 | 9.45% | 18.90% |
| M-5 | 8.05% | 16.10% |
| M-6 | 6.75% | 13.50% |
| M-7 | 5.75% | 11.50% |
| M-8 | 4.75% | 9.50% |
| M-9 | 3.75% | 7.50% |
| M-10 | 2.75% | 5.50% |

**Stepdown Date:**

The earlier to occur of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (A) the Distribution Date in January 2008 and (B) the date that the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose without taking into account distributions of principal to the holders of the certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to 41.00%.

## Credit Enhancement (Continued)

Trigger Event:

With respect to any Distribution Date on or after the Stepdown Date, a Trigger Event is in effect if:

(a) the percentage obtained by dividing (x) the aggregate principal amount of Mortgage Loans delinquent 60 days or more (including Mortgage Loans in foreclosure, Mortgage Loans with respect to which the related mortgaged properties have been acquired by the Trust and Mortgage Loans discharged due to bankruptcy) by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, equals or exceeds 40% of the Credit Enhancement Percentage for the prior Distribution Date for the most senior class of Certificates then outstanding; or

(b) the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period (reduced by the aggregate amount of subsequent recoveries received through the last day of the related Due Period) divided by the sum of (i) the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (ii) the amount deposited in the Pre-funding Accounts on the Closing Date, exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

| Period | Losses | Period | Losses | Period | Losses | Period | Losses |
|---|---|---|---|---|---|---|---|
| 37 | 3.00% | 47 | 4.46% | 57 | 5.75% | 67 | 6.63% |
| 38 | 3.15% | 48 | 4.60% | 58 | 5.88% | 68 | 6.69% |
| 39 | 3.29% | 49 | 4.75% | 59 | 6.00% | 69 | 6.75% |
| 40 | 3.44% | 50 | 4.88% | 60 | 6.13% | 70 | 6.81% |
| 41 | 3.58% | 51 | 5.00% | 61 | 6.25% | 71 | 6.88% |
| 42 | 3.73% | 52 | 5.13% | 62 | 6.31% | 72 | 6.94% |
| 43 | 3.88% | 53 | 5.25% | 63 | 6.38% | 73 and after | 7.00% |
| 44 | 4.02% | 54 | 5.38% | 64 | 6.44% | | |
| 45 | 4.17% | 55 | 5.50% | 65 | 6.50% | | |
| 46 | 4.31% | 56 | 5.63% | 66 | 6.56% | | |

Group I Trigger Event:

A "Group I Trigger Event" is in effect on any Distribution Date if cumulative realized losses as a percentage of the sum of (i) the aggregate principal balance of the Closing Date Mortgage Loans as of the Cut-off Date, and (ii) the Pre-funding Amount as of the Closing Date, for the related Distribution Date are greater than: (x) 3.00% in periods 1-36 or (y) if a Trigger Event is in effect.

## Payment of Interest

**Pass-Through Rate:** The Pass-Through Rate on any Distribution Date with respect to each class of Certificates will equal the lesser of (a) the related Formula Rate for such distribution date and (b) the Net WAC Rate Cap for such Distribution Date.

**Formula Rate:** The Formula Rate for each class of Certificates will equal the lesser of (a) 1-Month LIBOR as of the related LIBOR Determination Date plus the applicable certificate margin and (b) the Maximum Cap Rate.

**Interest Distribution Amount:** The Interest Distribution Amount for each of the Class A and Class M Certificates on any Distribution Date will be equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable Pass-Through Rate for such class and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of Prepayment Interest Shortfalls not covered by Compensating Interest and shortfalls resulting from the application of the Relief Act in each case to the extent such shortfalls are not allocated to interest accrued on the Class C Certificates.

**Senior Interest Distribution Amount:** The Senior Interest Distribution Amount on any Distribution Date will be equal to the sum of the Interest Distribution Amount for such Distribution Date with respect to the Class A Certificates and the Interest Carry Forward Amount, if any, for that Distribution Date with respect to the Class A Certificates.

**Interest Carry Forward Amount:** For each of the Class A Certificates and Class M Certificates, on any Distribution Date, the sum of (i) the excess of (A) the Interest Distribution Amount for such class with respect to the prior Distribution Date, plus any undistributed Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess accrued at the Pass-Through Rate for such class.

**Expense Adjusted Net Mortgage Rate:** The per annum rate equal to the weighted average of the mortgage rates of each Mortgage Loan as of the first day of the related Due Period minus the sum of (a) the Trustee Fee Rate and (b) the Servicing Fee Rate.

**Expense Adjusted Net Maximum Mortgage Rate:** The per annum rate equal to the weighted average of the maximum mortgage rates (or the mortgage rate for such Mortgage Loan in the case of the fixed-rate Mortgage Loans) of each Mortgage Loan minus the sum of (a) the Trustee Fee Rate and (b) the Servicing Fee Rate.

**Interest Rate Corridor Contract:** Because the majority of the adjustable-rate Mortgage Loans will accrue interest based on 6-month LIBOR, with most having delayed first adjustments, and because the Pass-Through Rates on the Certificates will be calculated based on 1-month LIBOR, the application of the Net WAC Rate Cap could result in shortfalls of interest otherwise distributable to such Certificates in certain periods. Because the adjustable-rate Mortgage Loans are constrained by interim caps, such shortfalls may also occur if either 6-month or 1-month LIBOR rise rapidly.

To mitigate the risk of such Basis Risk Shortfalls, the Certificates will have the benefit of two interest rate corridor contracts. The notional schedule and strike rates for the corridor contract are available at the end of this term sheet.

| Payment of Interest (Continued) | |
|---|---|
| **Net WAC Rate Carryover Amount:** | For any Distribution Date, the sum of (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate Cap, and (ii) the undistributed portion of any such amounts from the prior Distribution Date withinterest accrued thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap. The Net WAC Rate Carryover Amount will be distributed first, from any payments received under the corridor contract, and second from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period. The ratings on each class of Certificates do not address the likelihood of the distribution of any Net WAC Rate Carryover Amount. |
| **Net WAC Rate Cap:** | *Class A Certificates:* The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans, in the case of the Class A-I Certificates and the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans, in the case of the Class A-II Certificates, in each case subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.<br><br>*Class M Certificates:* The per annum rate equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current Certificate Principal Balance of the related Class A Certificates) of (i) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans and (ii) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans (in each case subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period). |
| **Maximum Cap Rate:** | The Maximum Cap Rate for any Distribution Date and each class of Certificates is calculated in the same manner as the related Net WAC Rate Cap, but based on the Expense Adjusted Net Maximum Mortgage Rates of the applicable Mortgage Loans rather than the Expense Adjusted Net Mortgage Rates of the applicable Mortgage Loans. |

## Payment of Interest (Continued)

**Interest Payment Priority:**

On each Distribution Date, interest collected or advanced on the Mortgage Loans will be distributed in the following order of priority:

(i) from interest related to the Group I Mortgage Loans, to the holders of the Class A-I-1, Class A-I-2 and Class A-I-3 Certificates, on a *pro rata* basis, the Senior Interest Distribution Amount related to such Certificates and from interest related to the Group II Mortgage Loans, to the holders of the Class A-II-1 Certificates, Class A-II-2 Certificates and Class A-II-3 Certificates, on a *pro rata* basis, the Senior Interest Distribution Amount related to such Certificates. Any interest related to a loan group remaining after the payment of the above will be available to pay any Senior Interest Distribution Amount to the unrelated group;

(ii) from the aggregate interest remaining, to the holders of the Class M-1 Certificates the Interest Distribution Amount for such class;

(iii) from the aggregate interest remaining, to the holders of the Class M-2 Certificates the Interest Distribution Amount for such class;

(iv) from the aggregate interest remaining, to the holders of the Class M-3 Certificates the Interest Distribution Amount for such class;

(v) from the aggregate interest remaining, to the holders of the Class M-4 Certificates the Interest Distribution Amount for such class;

(vi) from the aggregate interest remaining, to the holders of the Class M-5 Certificates the Interest Distribution Amount for such class;

(vii) from the aggregate interest remaining, to the holders of the Class M-6 Certificates the Interest Distribution Amount for such class;

(viii) from the aggregate interest remaining, to the holders of the Class M-7 Certificates the Interest Distribution Amount for such class;

(ix) from the aggregate interest remaining, to the holders of the Class M-8 Certificates the Interest Distribution Amount for such class;

(x) from the aggregate interest remaining, to the holders of the Class M-9 Certificates the Interest Distribution Amount for such class; and

(xi) from the aggregate interest remaining, to the holders of the Class M-10 Certificates the Interest Distribution Amount for such class.

## Payment of Principal

**Class A-I Principal Distribution Amount:**

The Class A-I Principal Distribution Amount is an amount equal to the excess of (x) the Certificate Principal Balance of the Class A-I Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 59.00% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the related pre-funding account, and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the related pre-funding account, minus approximately $1,922,726.

**Class A-II Principal Distribution Amount:**

The Class A-II Principal Distribution Amount is an amount equal to the excess of (x) the Certificate Principal Balance of the Class A-II Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 59.00% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the related pre-funding account, and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the related pre-funding account, minus approximately $1,827,274.

**Class M-1 Principal Distribution Amount:**

The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of principal to the Class A-I and Class A-II Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 68.60% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $3,750,000.

**Class M-2 Principal Distribution Amount:**

The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates and Class M-1 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II and Class M-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 74.30% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $3,750,000.

**Class M-3 Principal Distribution Amount:**

The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates and Class M-2 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, and Class M-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 77.70% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $3,750,000.

## Payment of Principal (Continued)

| | |
|---|---|
| **Class M-4 Principal Distribution Amount:** | The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates and Class M-3 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 81.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $3,750,000. |
| **Class M-5 Principal Distribution Amount:** | The Class M-5 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (I) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates and Class M-4 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 83.90% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $3,750,000. |
| **Class M-6 Principal Distribution Amount:** | The Class M-6 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (I) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates and Class M-5 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 86.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $3,750,000. |

## Payment of Principal (Continued)

| | |
|---|---|
| **Class M-7 Principal Distribution Amount:** | The Class M-7 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (I) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and Class M-6 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-7 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 88.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $3,750,000. |
| **Class M-8 Principal Distribution Amount:** | The Class M-8 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (I) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates and Class M-7 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-8 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 90.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $3,750,000. |
| **Class M-9 Principal Distribution Amount:** | The Class M-9 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (I) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates and Class M-8 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-9 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 92.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $3,750,000. |

## Payment of Principal (Continued)

| | |
|---|---|
| **Class M-10 Principal Distribution Amount:** | The Class M-10 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (I) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates, Class M-8 Certificates and Class M-9 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-10 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 94.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $3,750,000. |

## Payment of Principal (Continued)

**Principal Payment Priority:**

On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, amounts collected in respect of principal on the Mortgage Loans will be distributed as follows:

(i) principal related to the Group I Mortgage Loans, distributed as follows:

a. If a Group I Trigger Event is not in effect:

To the holders of the Class A-I-1, Class A-I-2 and Class A-I-3 Certificates, *pro rata,* until the Certificate Principal Balance thereof has been reduced to zero and then, after taking into account the amount distributed pursuant to clause (ii) below, sequentially to the holders of each class of Class A-II Certificates after taking into account the distribution of principal related to the Group II Mortgage Loans already distributed, as described herein, until the Certificate Principal Balances thereof have been reduced to zero;

b. If a Group I Trigger Event is in effect:

Concurrently, to the holders of the Class A-I-1 Certificates its related pro rata share of the principal related to the Group I Mortgage Loans and to the holders of the Class A-I-2 Certificates, the remaining principal related to the Group I Mortgage Loans in each case until the Certificate Principal Balance thereof has been reduced to zero and second, to the Class A-I-3 Certificates, until the Certificate Principal Balance thereof has been reduced to zero and then, after taking into account the amount distributed pursuant to clause (ii) below, sequentially to the holders of each class of Class A-II Certificates after taking into account the distribution of principal related to the Group II Mortgage Loans already distributed, as described herein, until the Certificate Principal Balances thereof have been reduced to zero;

(ii) principal related to the Group II Mortgage Loans, distributed *sequentially*, to the holders of the Class A-II-1 Certificates, Class A-II-2 Certificates and Class A-II-3 Certificates until the Certificate Principal Balance of each respective class has been reduced to zero and then, after taking into account the amount distributed pursuant to clause (i) above, to the holders of the Class A-I Certificates after taking into account the distribution of the principal related to the Group I Mortgage Loans already distributed, as described herein, until the Certificate Principal Balance thereof has been reduced to zero;

(iii) to the holders of the Class M-1 Certificates, any principal remaining after the distribution of (i) and (ii) above until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-2 Certificates, any principal remaining after the distribution of (i), (ii) and (iii) above until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-3 Certificates, any principal remaining after the distribution of (i), (ii), (iii) and (iv) above until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-4 Certificates, any principal remaining after the distribution of (i), (ii), (iii), (iv) and (v) above until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-5 Certificates, any principal remaining after the distribution of (i), (ii), (iii), (iv), (v) and (vi) above until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-6 Certificates, any principal remaining after the distribution of (i), (ii), (iii), (iv), (v), (vi) and (vii) above until the Certificate Principal Balance thereof has been reduced to zero;

(ix) to the holders of the Class M-7 Certificates, any principal remaining after the distribution of (i), (ii), (iii), (iv), (v), (vi), (vii) and (viii) above until the Certificate Principal Balance thereof has been reduced to zero;

(x) to the holders of the Class M-8 Certificates, any principal remaining after the distribution of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) and (ix) above until the Certificate Principal Balance thereof has been reduced to zero;

## Payment of Principal (Continued)

**Principal Payment Priority (continued):**

(xi) to the holders of the Class M-9 Certificates, any principal remaining after the distribution of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix) and (x) above until the Certificate Principal Balance thereof has been reduced to zero; and

(xii) to the holders of the Class M-10 Certificates, any principal remaining after the distribution of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix), (x) and (xi) above until the Certificate Principal Balance thereof has been reduced to zero.

On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, amounts collected or advanced in respect of principal will be distributed as follows:

(i) principal related to the Group I Mortgage Loans, to the holders of the Class A-I Certificates, up to the Class A-I Principal Distribution Amount and principal related to the Group II Mortgage Loans, *sequentially* to the holders of each class of Class A-II Certificates, up to the Class A-II Principal Distribution Amount, until the Certificate Principal Balances thereof have been reduced to zero.

(a) Any principal related to the Group I Mortgage Loans remaining undistributed will be distributed sequentially to the holders of each class of Class A-II Certificates after taking into account the distribution of the principal related to the Group II Mortgage Loans as described herein, up to an amount equal to the Class A-II Principal Distribution Amount remaining undistributed, until the Certificate Principal Balances thereof has been reduced to zero.

(b) Any principal related to the Group II Mortgage Loans remaining undistributed will be distributed to the holders of the Class A-I Certificates after taking into account the distribution of the principal related to the Group I Mortgage Loans as described herein, up to an amount equal to the Class A-I Principal Distribution Amount remaining undistributed, until the Certificate Principal Balance thereof has been reduced to zero.

(ii) to the holders of the Class M-1 Certificates, any principal remaining after distribution of (i) above, up to the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iii) to the holders of the Class M-2 Certificates, any principal remaining after distribution of (i) and (ii) above, up to the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-3 Certificates, any principal remaining after distribution of (i), (ii) and (iii) above, up to the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-4 Certificates, any principal remaining after distribution of (i), (ii), (iii) and (iv) above, up to the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-5 Certificates, any principal remaining after distribution of (i), (ii), (iii), (iv) and (v) above, up to the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-6 Certificates, any principal remaining after distribution of (i), (ii), (iii), (iv), (v) and (vi) above, up to the Class M-6 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-7 Certificates, any principal remaining after distribution of (i), (ii), (iii), (iv), (v), (vi) and (vii), up to the Class M-7 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(ix) to the holders of the Class M-8 Certificates, any principal remaining after distribution of (i), (ii), (iii), (iv), (v), (vi), (vii) and (viii), up to the Class M-8 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(x) to the holders of the Class M-9 Certificates, any principal remaining after distribution of (i), (ii), (iii), (iv), (v), (vi), (vii) (viii) and (ix), up to the Class M-9 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

to the holders of the Class M-10 Certificates, any principal remaining after distribution of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) (ix) and (x),up to the Class M-10 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

## Payment of Principal (Continued)

**Allocation of Losses:**

Any Realized Losses on the Mortgage Loans on any Distribution Date will first be absorbed by the Overcollateralization Amount. If on any Distribution Date as a result of Realized Losses on the Mortgage Loans, the aggregate certificate principal balance of the Class A and Class M Certificates after giving effect to Principal Distributions on such date exceeds the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period, plus any amounts remaining in the Pre-funding Accounts, such excess (the "Realized Loss Amount") will be allocated in the following order: Class M-10, Class M-9, Class M-8, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2, Class M-1 and with respect to any remaining Realized Losses on the Group I Mortgage loans the Class A-I-3 Certificates. There will be no allocation of Realized Losses on the Mortgage Loans to the Class A Certificates (except for the Class A-I-3 Certificates to the limited extent described above) or Class P Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates (except for the Class A-I-3 Certificates to the limited extent described above), under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses are allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M Certificates may be distributed to the holders of those certificates from Net Monthly Excess Cashflow, sequentially, as described below.

**Monthly Excess Cashflow Distributions:**

With respect to any Distribution Date, any Net Monthly Excess Cashflow will be distributed as follows:

(i) to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount to be distributed as part of the principal distributions described above and allocated *pro rata* between the loan groups based on the amount of principal received from each loan group;

(ii) to the holders of the Class A-I-3 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(iii) to the holders of the Class M-1 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(iv) to the holders of the Class M-1 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(v) to the holders of the Class M-2 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(vi) to the holders of the Class M-2 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(vii) to the holders of the Class M-3 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(viii) to the holders of the Class M-3 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(ix) to the holders of the Class M-4 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(x) to the holders of the Class M-4 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xi) to the holders of the Class M-5 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xii) to the holders of the Class M-5 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

**Monthly Excess Cashflow Distributions (cont'd):**

(xiii) to the holders of the Class M-6 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xiv) to the holders of the Class M-6 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xiv) to the holders of the Class M-7 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xv) to the holders of the Class M-7 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xvi) to the holders of the Class M-8 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates; and

(xvii) to the holders of the Class M-8 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xviii) to the holders of the Class M-9 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xix) to the holders of the Class M-9 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xx) to the holders of the Class M-10 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xxi) to the holders of the Class M-10 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xxii) to make payments to the Net WAC Rate Carryover Reserve Account, to the extent required to distribute to the holders of the Certificates any Net WAC Rate Carryover Amounts for such classes after taking into account any amounts received under the Corridor Contract; and

(xxiii) to the holders of the Class C Certificates, Class R Certificates and Class P Certificates as provided in the Pooling and Servicing Agreement.

# COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

# Sensitivity Analysis

*TO OPTIONAL TERMINATION*

| | FRM PPC | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| **Class** | **ARM CPR** | **14%** | **21%** | **28%** | **35%** | **42%** |
| **A-I** | Avg Life | 4.86 | 3.30 | 2.41 | 1.78 | 1.28 |
| | First Payment Prd | 1 | 1 | 1 | 1 | 1 |
| | Last Payment Prd | 171 | 117 | 87 | 68 | 54 |
| **A-II-1** | Avg Life | 1.59 | 1.09 | 0.83 | 0.67 | 0.56 |
| | First Payment Prd | 1 | 1 | 1 | 1 | 1 |
| | Last Payment Prd | 39 | 26 | 20 | 15 | 13 |
| **A-II-2** | Avg Life | 6.20 | 4.18 | 3.00 | 2.08 | 1.69 |
| | First Payment Prd | 39 | 26 | 20 | 15 | 13 |
| | Last Payment Prd | 139 | 94 | 70 | 36 | 29 |
| **A-II-3** | Avg Life | 13.75 | 9.41 | 6.99 | 5.41 | 3.01 |
| | First Payment Prd | 139 | 94 | 70 | 36 | 29 |
| | Last Payment Prd | 171 | 117 | 87 | 68 | 54 |

## Sensitivity Analysis

*TO OPTIONAL TERMINATION (CONTINUED)*

| | FRM PPC | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Class | ARM CPR | 14% | 21% | 28% | 35% | 42% |
| M-1 | Avg Life | 9.50 | 6.44 | 5.02 | 4.68 | 4.53 |
| | First Payment Prd | 55 | 37 | 42 | 48 | 54 |
| | Last Payment Prd | 171 | 117 | 87 | 68 | 54 |
| M-2 | Avg Life | 9.50 | 6.44 | 4.96 | 4.41 | 4.46 |
| | First Payment Prd | 55 | 37 | 40 | 44 | 50 |
| | Last Payment Prd | 171 | 117 | 87 | 68 | 54 |
| M-3 | Avg Life | 9.50 | 6.44 | 4.94 | 4.30 | 4.20 |
| | First Payment Prd | 55 | 37 | 40 | 43 | 47 |
| | Last Payment Prd | 171 | 117 | 87 | 68 | 54 |
| M-4 | Avg Life | 9.50 | 6.44 | 4.92 | 4.24 | 4.03 |
| | First Payment Prd | 55 | 37 | 39 | 42 | 45 |
| | Last Payment Prd | 171 | 117 | 87 | 68 | 54 |
| M-5 | Avg Life | 9.50 | 6.44 | 4.92 | 4.19 | 3.91 |
| | First Payment Prd | 55 | 37 | 39 | 41 | 43 |
| | Last Payment Prd | 171 | 117 | 87 | 68 | 54 |
| M-6 | Avg Life | 9.50 | 6.44 | 4.90 | 4.15 | 3.82 |
| | First Payment Prd | 55 | 37 | 38 | 40 | 42 |
| | Last Payment Prd | 171 | 117 | 87 | 68 | 54 |
| M-7 | Avg Life | 9.50 | 6.44 | 4.89 | 4.13 | 3.76 |
| | First Payment Prd | 55 | 37 | 38 | 39 | 41 |
| | Last Payment Prd | 171 | 117 | 87 | 68 | 54 |
| M-8 | Avg Life | 9.50 | 6.44 | 4.89 | 4.11 | 3.71 |
| | First Payment Prd | 55 | 37 | 38 | 39 | 40 |
| | Last Payment Prd | 171 | 117 | 87 | 68 | 54 |
| M-9 | Avg Life | 9.50 | 6.44 | 4.88 | 4.08 | 3.67 |
| | First Payment Prd | 55 | 37 | 37 | 38 | 39 |
| | Last Payment Prd | 171 | 117 | 87 | 68 | 54 |
| M-10 | Avg Life | 9.50 | 6.44 | 4.87 | 4.07 | 3.63 |
| | First Payment Prd | 55 | 37 | 37 | 38 | 38 |
| | Last Payment Prd | 171 | 117 | 87 | 68 | 54 |

## Sensitivity Analysis

*TO MATURITY*

| | FRM PPC | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Class | ARM CPR | 14% | 21% | 28% | 35% | 42% |
| A-I | Avg Life | 5.20 | 3.57 | 2.61 | 1.94 | 1.34 |
| | First Payment Prd | 1 | 1 | 1 | 1 | 1 |
| | Last Payment Prd | 322 | 253 | 194 | 153 | 124 |
| A-II-1 | Avg Life | 1.59 | 1.09 | 0.83 | 0.67 | 0.56 |
| | First Payment Prd | 1 | 1 | 1 | 1 | 1 |
| | Last Payment Prd | 39 | 26 | 20 | 15 | 13 |
| A-II-2 | Avg Life | 6.20 | 4.18 | 3.00 | 2.08 | 1.69 |
| | First Payment Prd | 39 | 26 | 20 | 15 | 13 |
| | Last Payment Prd | 139 | 94 | 70 | 36 | 29 |
| A-II-3 | Avg Life | 16.62 | 11.72 | 8.76 | 6.80 | 3.62 |
| | First Payment Prd | 139 | 94 | 70 | 36 | 29 |
| | Last Payment Prd | 322 | 254 | 195 | 154 | 125 |

*This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") and not by the issuer of the securities or any of its affiliates. GCM is acting as underwriter and not as agent for the issuer or its affiliates in connection with the proposed transaction.*

## Sensitivity Analysis

*TO MATURITY (CONTINUED)*

| | FRM PPC | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Class | ARM CPR | 14% | 21% | 28% | 35% | 42% |
| M-1 | Avg Life | 10.37 | 7.13 | 5.54 | 5.08 | 6.01 |
| | First Payment Prd | 55 | 37 | 42 | 48 | 58 |
| | Last Payment Prd | 290 | 216 | 164 | 129 | 104 |
| M-2 | Avg Life | 10.35 | 7.10 | 5.46 | 4.79 | 4.84 |
| | First Payment Prd | 55 | 37 | 40 | 44 | 50 |
| | Last Payment Prd | 278 | 204 | 154 | 120 | 97 |
| M-3 | Avg Life | 10.32 | 7.08 | 5.42 | 4.67 | 4.51 |
| | First Payment Prd | 55 | 37 | 40 | 43 | 47 |
| | Last Payment Prd | 269 | 195 | 147 | 115 | 93 |
| M-4 | Avg Life | 10.29 | 7.05 | 5.38 | 4.60 | 4.33 |
| | First Payment Prd | 55 | 37 | 39 | 42 | 45 |
| | Last Payment Prd | 262 | 188 | 141 | 111 | 89 |
| M-5 | Avg Life | 10.25 | 7.02 | 5.35 | 4.53 | 4.19 |
| | First Payment Prd | 55 | 37 | 39 | 41 | 43 |
| | Last Payment Prd | 253 | 181 | 135 | 106 | 85 |
| M-6 | Avg Life | 10.20 | 6.98 | 5.30 | 4.46 | 4.09 |
| | First Payment Prd | 55 | 37 | 38 | 40 | 42 |
| | Last Payment Prd | 244 | 173 | 130 | 101 | 82 |
| M-7 | Avg Life | 10.14 | 6.93 | 5.26 | 4.41 | 4.00 |
| | First Payment Prd | 55 | 37 | 38 | 39 | 41 |
| | Last Payment Prd | 234 | 165 | 123 | 96 | 77 |
| M-8 | Avg Life | 10.06 | 6.87 | 5.21 | 4.35 | 3.92 |
| | First Payment Prd | 55 | 37 | 38 | 39 | 40 |
| | Last Payment Prd | 224 | 157 | 117 | 92 | 74 |
| M-9 | Avg Life | 9.95 | 6.78 | 5.13 | 4.27 | 3.83 |
| | First Payment Prd | 55 | 37 | 37 | 38 | 39 |
| | Last Payment Prd | 213 | 148 | 110 | 86 | 69 |
| M-10 | Avg Life | 9.75 | 6.63 | 5.01 | 4.17 | 3.72 |
| | First Payment Prd | 55 | 37 | 37 | 38 | 38 |
| | Last Payment Prd | 198 | 137 | 102 | 79 | 64 |

## Interest Rate Corridor Notional Schedule (Group I Certificates)

| Period | Group I Notional Schedule | Cap Strike (%) | Cap Ceiling (%) |
|---|---|---|---|
| 1 | N/A | N/A | N/A |
| 2 | 377,237,923 | 6.779610 | 10.00000 |
| 3 | 368,260,163 | 7.504330 | 10.00000 |
| 4 | 359,399,185 | 6.776700 | 10.00000 |
| 5 | 350,650,320 | 7.001260 | 10.00000 |
| 6 | 342,009,327 | 6.774240 | 10.00000 |
| 7 | 333,472,637 | 6.998970 | 10.00000 |
| 8 | 325,037,350 | 6.772290 | 10.00000 |
| 9 | 316,701,222 | 6.771510 | 10.00000 |
| 10 | 308,462,766 | 6.996570 | 10.00000 |
| 11 | 300,370,255 | 6.771260 | 10.00000 |
| 12 | 292,467,233 | 6.996400 | 10.00000 |
| 13 | 284,748,849 | 6.770180 | 10.00000 |
| 14 | 277,210,550 | 6.769930 | 10.00000 |
| 15 | 269,871,754 | 7.494730 | 10.00000 |
| 16 | 262,727,161 | 6.768940 | 10.00000 |
| 17 | 255,771,627 | 6.994060 | 10.00000 |
| 18 | 249,000,141 | 6.767940 | 10.00000 |
| 19 | 242,407,828 | 6.993020 | 10.00000 |
| 20 | 235,989,943 | 6.766940 | 10.00000 |
| 21 | 229,741,864 | 6.766430 | 10.00000 |
| 22 | 223,659,093 | 7.055840 | 10.00000 |
| 23 | 217,738,897 | 8.048780 | 10.00000 |
| 24 | 211,993,691 | 8.512300 | 10.00000 |
| 25 | 206,401,966 | 8.235620 | 10.00000 |
| 26 | 200,957,596 | 8.611180 | 10.00000 |
| 27 | 195,661,907 | 9.530970 | 10.00000 |
| 28 | 190,505,624 | 8.628490 | 10.00000 |
| 29 | 185,485,450 | 9.350140 | 10.00000 |
| 30 | 180,604,601 | 9.108660 | 10.00000 |
| 31 | 175,853,055 | 9.409080 | 10.00000 |
| 32 | 171,226,382 | 9.232480 | 10.00000 |
| 33 | 166,723,321 | 9.232890 | 10.00000 |
| 34 | 162,338,632 | 9.642480 | 10.00000 |
| 35 | 158,069,962 | 9.836070 | 10.00000 |
| 36 | N/A | N/A | N/A |
| 37 | 149,871,375 | 9.922150 | 10.00000 |

## Interest Rate Corridor Notional Schedule (Group II Certificates)

| Period | Group II Notional Schedule | Cap Strike (%) | Cap Ceiling (%) |
|---|---|---|---|
| 1 | N/A | N/A | N/A |
| 2 | 358,641,739 | 6.485670 | 10.00000 |
| 3 | 350,265,652 | 7.179380 | 10.00000 |
| 4 | 341,979,604 | 6.483620 | 10.00000 |
| 5 | 333,779,326 | 6.698800 | 10.00000 |
| 6 | 325,661,256 | 6.481880 | 10.00000 |
| 7 | 317,622,677 | 6.697180 | 10.00000 |
| 8 | 309,661,417 | 6.484020 | 10.00000 |
| 9 | 301,776,166 | 6.483460 | 10.00000 |
| 10 | 293,967,030 | 6.699090 | 10.00000 |
| 11 | 286,296,256 | 6.482570 | 10.00000 |
| 12 | 278,799,639 | 6.698240 | 10.00000 |
| 13 | 271,474,276 | 6.481780 | 10.00000 |
| 14 | 264,316,015 | 6.482320 | 10.00000 |
| 15 | 257,346,521 | 7.176440 | 10.00000 |
| 16 | 250,560,770 | 6.481580 | 10.00000 |
| 17 | 243,953,910 | 6.697250 | 10.00000 |
| 18 | 237,521,217 | 6.480840 | 10.00000 |
| 19 | 231,258,093 | 6.696490 | 10.00000 |
| 20 | 225,160,061 | 6.483570 | 10.00000 |
| 21 | 219,222,858 | 6.483190 | 10.00000 |
| 22 | 213,442,140 | 6.698910 | 10.00000 |
| 23 | 207,813,778 | 7.472150 | 10.00000 |
| 24 | 202,353,312 | 7.992050 | 10.00000 |
| 25 | 197,038,831 | 7.733400 | 10.00000 |
| 26 | 191,863,852 | 8.053640 | 10.00000 |
| 27 | 186,829,965 | 8.913930 | 10.00000 |
| 28 | 181,928,048 | 8.050680 | 10.00000 |
| 29 | 177,154,707 | 8.676070 | 10.00000 |
| 30 | 172,512,372 | 8.480850 | 10.00000 |
| 31 | 167,992,945 | 8.760960 | 10.00000 |
| 32 | 163,591,819 | 8.590440 | 10.00000 |
| 33 | 159,307,660 | 8.587440 | 10.00000 |
| 34 | 155,135,589 | 8.974410 | 10.00000 |
| 35 | 151,068,696 | 9.231240 | 10.00000 |
| 36 | 147,113,330 | 9.642690 | 10.00000 |
| 37 | 143,261,864 | 9.329520 | 10.00000 |
| 38 | 139,511,121 | 9.520470 | 10.00000 |
| 39 | N/A | N/A | N/A |
| 40 | 132,302,058 | 9.513980 | 10.00000 |
| 41 | N/A | N/A | N/A |
| 42 | 125,468,907 | 9.987500 | 10.00000 |

# Effective Net WAC Rate Cap (%) for Group I Certificates

| Period | Effective NWC (1), (2), (3) (%) | Period | Effective NWC (1), (2), (3) (%) | Period | Effective NWC (1), (2), (3) (%) |
|---|---|---|---|---|---|
| 1 | N/A | 35 | 10.000 | 69 | 11.045 |
| 2 | 10.000 | 36 | 10.251 | 70 | 11.407 |
| 3 | 10.000 | 37 | 10.000 | 71 | 11.043 |
| 4 | 10.000 | 38 | 10.099 | 72 | 11.406 |
| 5 | 10.000 | 39 | 10.793 | 73 | 11.032 |
| 6 | 10.000 | 40 | 10.139 | 74 | 11.030 |
| 7 | 10.000 | 41 | 10.911 | 75 | 12.205 |
| 8 | 10.000 | 42 | 10.617 | 76 | 11.019 |
| 9 | 10.000 | 43 | 10.966 | 77 | 11.380 |
| 10 | 10.000 | 44 | 10.744 | 78 | 11.008 |
| 11 | 10.000 | 45 | 10.740 | 79 | 11.369 |
| 12 | 10.000 | 46 | 11.122 | 80 | 10.996 |
| 13 | 10.000 | 47 | 10.877 | 81 | 10.991 |
| 14 | 10.000 | 48 | 11.252 | 82 | 11.351 |
| 15 | 10.000 | 49 | 10.887 | 83 | 10.980 |
| 16 | 10.000 | 50 | 10.925 | 84 | 11.340 |
| 17 | 10.000 | 51 | 12.092 | 85 | 10.969 |
| 18 | 10.000 | 52 | 10.940 | 86 | 10.963 |
| 19 | 10.000 | 53 | 11.308 | 87 | 11.713 |
| 20 | 10.000 | 54 | 10.938 | 88 | 10.952 |
| 21 | 10.000 | 55 | 11.297 | | |
| 22 | 10.000 | 56 | 10.936 | | |
| 23 | 10.000 | 57 | 10.941 | | |
| 24 | 10.000 | 58 | 11.304 | | |
| 25 | 10.000 | 59 | 11.042 | | |
| 26 | 10.000 | 60 | 11.415 | | |
| 27 | 10.000 | 61 | 11.043 | | |
| 28 | 10.000 | 62 | 11.072 | | |
| 29 | 10.000 | 63 | 12.253 | | |
| 30 | 10.000 | 64 | 11.061 | | |
| 31 | 10.000 | 65 | 11.431 | | |
| 32 | 10.000 | 66 | 11.057 | | |
| 33 | 10.000 | 67 | 11.420 | | |
| 34 | 10.000 | 68 | 11.048 | | |

(1) Assumes 1M LIBOR and 6M LIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes proceeds from the Yield Maintenance Agreement of the Group I Certificates and Group II Certificates are included.
(3) Adjusted to actual/360.

## Effective Net WAC Rate Cap (%) for Group II Certificates

| Period | Effective NWC (1), (2), (3) (%) | Period | Effective NWC (1), (2), (3) (%) | Period | Effective NWC (1), (2), (3) (%) |
|---|---|---|---|---|---|
| 1 | N/A | 35 | 10.000 | 69 | 10.566 |
| 2 | 10.000 | 36 | 10.000 | 70 | 10.921 |
| 3 | 10.000 | 37 | 10.000 | 71 | 10.567 |
| 4 | 10.000 | 38 | 10.000 | 72 | 10.913 |
| 5 | 10.000 | 39 | 10.173 | 73 | 10.555 |
| 6 | 10.000 | 40 | 10.000 | 74 | 10.553 |
| 7 | 10.000 | 41 | 10.232 | 75 | 11.677 |
| 8 | 10.000 | 42 | 10.000 | 76 | 10.541 |
| 9 | 10.000 | 43 | 10.316 | 77 | 10.887 |
| 10 | 10.000 | 44 | 10.102 | 78 | 10.530 |
| 11 | 10.000 | 45 | 10.097 | 79 | 10.875 |
| 12 | 10.000 | 46 | 10.497 | 80 | 10.518 |
| 13 | 10.000 | 47 | 10.320 | 81 | 10.512 |
| 14 | 10.000 | 48 | 10.667 | 82 | 10.863 |
| 15 | 10.000 | 49 | 10.319 | 83 | 10.507 |
| 16 | 10.000 | 50 | 10.376 | 84 | 10.851 |
| 17 | 10.000 | 51 | 11.482 | 85 | 10.495 |
| 18 | 10.000 | 52 | 10.367 | 86 | 10.491 |
| 19 | 10.000 | 53 | 10.755 | 87 | 11.209 |
| 20 | 10.000 | 54 | 10.406 | 88 | 10.481 |
| 21 | 10.000 | 55 | 10.754 | | |
| 22 | 10.000 | 56 | 10.415 | | |
| 23 | 10.000 | 57 | 10.409 | | |
| 24 | 10.000 | 58 | 10.870 | | |
| 25 | 10.000 | 59 | 10.563 | | |
| 26 | 10.000 | 60 | 10.914 | | |
| 27 | 10.000 | 61 | 10.557 | | |
| 28 | 10.000 | 62 | 10.597 | | |
| 29 | 10.000 | 63 | 11.726 | | |
| 30 | 10.000 | 64 | 10.593 | | |
| 31 | 10.000 | 65 | 10.940 | | |
| 32 | 10.000 | 66 | 10.581 | | |
| 33 | 10.000 | 67 | 10.928 | | |
| 34 | 10.000 | 68 | 10.572 | | |

(1) Assumes 1M LIBOR and 6M LIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes proceeds from the related Yield Maintenance Agreement are included.
(3) Adjusted to actual/360.

## Effective Net WAC Rate Cap (%) for Class M Certificates

| Period | Effective NWC (1), (2), (3) (%) | Period | Effective NWC (1), (2), (3) (%) | Period | Effective NWC (1), (2), (3) (%) |
|---|---|---|---|---|---|
| 1 | N/A | 35 | 10.001 | 69 | 10.810 |
| 2 | 10.000 | 36 | 10.129 | 70 | 11.169 |
| 3 | 10.000 | 37 | 10.001 | 71 | 10.810 |
| 4 | 10.000 | 38 | 10.052 | 72 | 11.165 |
| 5 | 10.000 | 39 | 10.491 | 73 | 10.799 |
| 6 | 10.000 | 40 | 10.072 | 74 | 10.796 |
| 7 | 10.000 | 41 | 10.580 | 75 | 11.947 |
| 8 | 10.000 | 42 | 10.316 | 76 | 10.785 |
| 9 | 10.000 | 43 | 10.649 | 77 | 11.138 |
| 10 | 10.000 | 44 | 10.432 | 78 | 10.774 |
| 11 | 10.000 | 45 | 10.427 | 79 | 11.127 |
| 12 | 10.000 | 46 | 10.816 | 80 | 10.762 |
| 13 | 10.000 | 47 | 10.605 | 81 | 10.757 |
| 14 | 10.000 | 48 | 10.966 | 82 | 11.112 |
| 15 | 10.000 | 49 | 10.609 | 83 | 10.748 |
| 16 | 10.000 | 50 | 10.657 | 84 | 11.100 |
| 17 | 10.000 | 51 | 11.793 | 85 | 10.737 |
| 18 | 10.000 | 52 | 10.660 | 86 | 10.732 |
| 19 | 10.000 | 53 | 11.037 | 87 | 11.466 |
| 20 | 10.000 | 54 | 10.678 | 88 | 10.721 |
| 21 | 10.000 | 55 | 11.031 | | |
| 22 | 10.000 | 56 | 10.681 | | |
| 23 | 10.001 | 57 | 10.681 | | |
| 24 | 10.001 | 58 | 11.091 | | |
| 25 | 10.001 | 59 | 10.808 | | |
| 26 | 10.001 | 60 | 11.170 | | |
| 27 | 10.001 | 61 | 10.805 | | |
| 28 | 10.001 | 62 | 10.840 | | |
| 29 | 10.001 | 63 | 11.995 | | |
| 30 | 10.001 | 64 | 10.832 | | |
| 31 | 10.001 | 65 | 11.191 | | |
| 32 | 10.001 | 66 | 10.824 | | |
| 33 | 10.001 | 67 | 11.179 | | |
| 34 | 10.001 | 68 | 10.815 | | |

(1) Assumes 1M LIBOR and 6M LIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes proceeds from the related Yield Maintenance Agreement are included.
(3) Adjusted to actual/360.

# Excess Spread Table[(1), (2),(3)]

| Period | FWD 1ML (%) | FWD 6ML (%) | FWD CMT (%) | Static LIBOR (%) | FWD LIBOR (%) |
|---|---|---|---|---|---|
| 1 | 2.180 | 2.598 | 2.540 | 1.81 | 1.81 |
| 2 | 2.436 | 2.741 | 2.695 | 4.16 | 3.90 |
| 3 | 2.510 | 2.853 | 2.773 | 4.41 | 4.11 |
| 4 | 2.655 | 2.965 | 2.843 | 4.14 | 3.67 |
| 5 | 2.799 | 3.065 | 2.904 | 4.23 | 3.63 |
| 6 | 2.926 | 3.151 | 2.960 | 4.13 | 3.39 |
| 7 | 3.025 | 3.225 | 3.016 | 4.22 | 3.40 |
| 8 | 3.102 | 3.293 | 3.078 | 4.12 | 3.20 |
| 9 | 3.175 | 3.358 | 3.142 | 4.11 | 3.12 |
| 10 | 3.247 | 3.420 | 3.207 | 4.20 | 3.17 |
| 11 | 3.305 | 3.478 | 3.270 | 4.10 | 2.98 |
| 12 | 3.363 | 3.533 | 3.330 | 4.18 | 3.05 |
| 13 | 3.430 | 3.583 | 3.383 | 4.09 | 2.85 |
| 14 | 3.489 | 3.628 | 3.428 | 4.08 | 2.78 |
| 15 | 3.539 | 3.669 | 3.468 | 4.34 | 3.13 |
| 16 | 3.588 | 3.706 | 3.503 | 4.07 | 2.67 |
| 17 | 3.630 | 3.737 | 3.533 | 4.15 | 2.76 |
| 18 | 3.664 | 3.754 | 3.558 | 4.05 | 2.59 |
| 19 | 3.695 | 3.765 | 3.579 | 4.14 | 2.69 |
| 20 | 3.729 | 3.779 | 3.597 | 4.04 | 2.52 |
| 21 | 3.756 | 3.793 | 3.614 | 4.03 | 2.49 |
| 22 | 3.770 | 3.811 | 3.630 | 4.12 | 2.62 |
| 23 | 3.735 | 3.832 | 3.647 | 4.16 | 3.13 |
| 24 | 3.730 | 3.867 | 3.666 | 4.21 | 3.34 |
| 25 | 3.773 | 3.908 | 3.689 | 4.11 | 3.15 |
| 26 | 3.816 | 3.949 | 3.715 | 4.13 | 3.30 |
| 27 | 3.858 | 3.988 | 3.744 | 4.40 | 3.69 |
| 28 | 3.898 | 4.025 | 3.775 | 4.12 | 3.21 |
| 29 | 3.938 | 4.061 | 3.809 | 4.20 | 3.40 |
| 30 | 3.976 | 4.094 | 3.845 | 4.10 | 3.23 |
| 31 | 4.012 | 4.126 | 3.882 | 4.19 | 3.34 |
| 32 | 4.046 | 4.155 | 3.921 | 4.09 | 3.18 |
| 33 | 4.078 | 4.182 | 3.961 | 4.08 | 3.14 |
| 34 | 4.108 | 4.208 | 4.002 | 4.17 | 3.31 |
| 35 | 4.136 | 4.234 | 4.042 | 4.08 | 3.29 |
| 36 | 4.161 | 4.259 | 4.081 | 4.17 | 3.44 |
| 37 | 4.184 | 4.284 | 4.119 | 4.06 | 3.25 |
| 38 | 4.208 | 4.309 | 4.154 | 4.04 | 3.23 |
| 39 | 4.232 | 4.336 | 4.188 | 4.27 | 3.56 |
| 40 | 4.257 | 4.364 | 4.221 | 4.10 | 3.24 |
| 41 | 4.282 | 4.392 | 4.251 | 4.20 | 3.45 |
| 42 | 4.309 | 4.422 | 4.280 | 4.11 | 3.28 |
| 43 | 4.336 | 4.453 | 4.306 | 4.21 | 3.42 |
| 44 | 4.365 | 4.486 | 4.330 | 4.12 | 3.25 |
| 45 | 4.394 | 4.521 | 4.351 | 4.12 | 3.23 |
| 46 | 4.425 | 4.558 | 4.370 | 4.21 | 3.37 |
| 47 | 4.458 | 4.594 | 4.386 | 4.12 | 3.26 |
| 48 | 4.492 | 4.630 | 4.399 | 4.21 | 3.41 |
| 49 | 4.531 | 4.665 | 4.409 | 4.12 | 3.20 |
| 50 | 4.571 | 4.696 | 4.419 | 4.12 | 3.19 |
| 51 | 4.607 | 4.724 | 4.429 | 4.39 | 3.66 |
| 52 | 4.641 | 4.747 | 4.440 | 4.11 | 3.12 |
| 53 | 4.670 | 4.766 | 4.452 | 4.20 | 3.33 |
| 54 | 4.695 | 4.780 | 4.465 | 4.11 | 3.14 |
| 55 | 4.717 | 4.789 | 4.480 | 4.20 | 3.29 |
| 56 | 4.733 | 4.796 | 4.496 | 4.11 | 3.11 |
| 57 | 4.745 | 4.804 | 4.514 | 4.10 | 3.10 |
| 58 | 4.751 | 4.815 | 4.534 | 4.19 | 3.28 |
| 59 | 4.753 | 4.829 | 4.556 | 4.08 | 3.14 |
| 60 | 4.748 | 4.846 | 4.582 | 4.17 | 3.32 |
| 61 | 4.757 | 4.868 | 4.610 | 4.08 | 3.14 |
| 62 | 4.783 | 4.893 | 4.638 | 4.07 | 3.13 |
| 63 | 4.808 | 4.917 | 4.666 | 4.35 | 3.63 |
| 64 | 4.832 | 4.940 | 4.694 | 4.07 | 3.08 |
| 65 | 4.856 | 4.962 | 4.722 | 4.16 | 3.28 |
| 66 | 4.879 | 4.984 | 4.749 | 4.07 | 3.09 |
| 67 | 4.901 | 5.005 | 4.776 | 4.16 | 3.24 |
| 68 | 4.923 | 5.025 | 4.802 | 4.07 | 3.06 |
| 69 | 4.944 | 5.044 | 4.827 | 4.06 | 3.03 |
| 70 | 4.964 | 5.062 | 4.853 | 4.16 | 3.20 |
| 71 | 4.983 | 5.079 | 4.877 | 4.06 | 3.05 |
| 72 | 5.001 | 5.095 | 4.901 | 4.15 | 3.22 |
| 73 | 5.019 | 5.111 | 4.925 | 4.06 | 3.02 |
| 74 | 5.035 | 5.125 | 4.948 | 4.06 | 3.02 |
| 75 | 5.050 | 5.138 | 4.970 | 4.34 | 3.55 |
| 76 | 5.065 | 5.150 | 4.992 | 4.06 | 2.99 |
| 77 | 5.078 | 5.161 | 5.013 | 4.15 | 3.19 |
| 78 | 5.091 | 5.171 | 5.033 | 4.06 | 3.00 |
| 79 | 5.102 | 5.179 | 5.052 | 4.15 | 3.17 |
| 80 | 5.112 | 5.188 | 5.071 | 4.06 | 2.98 |
| 81 | 5.121 | 5.197 | 5.089 | 4.06 | 2.97 |
| 82 | 5.129 | 5.206 | 5.106 | 4.15 | 3.15 |
| 83 | 5.136 | 5.217 | 5.122 | 4.06 | 2.98 |
| 84 | 5.141 | 5.229 | 5.138 | 4.15 | 3.17 |
| 85 | 5.151 | 5.243 | 5.152 | 4.05 | 2.97 |
| 86 | 5.165 | 5.257 | 5.166 | 4.05 | 2.96 |
| 87 | 5.179 | 5.271 | 5.179 | 4.24 | 3.32 |

(1) Assumes the pricing Speeds

(2) Calculated as (a) interest collections on the collateral (net of the trust administrations, master servicing, servicing fees and monthly rebates payable to borrowers), less total interest on the Offered Certificates divided by (b) collateral balance as of the beginning period, such amount multiplied by 12

(3) 1 Year LIBOR assumed constant at a rate of 2.93375%.

## Breakeven Losses

| Class | M-1 | M-2 | M-3 | M-4 | M-5 |
|---|---|---|---|---|---|
| Rating (M/S/F) | Aa1/AA+/AA+ | Aa2/AA/AA | Aa3/AA/AA- | A1/A+/A+ | A2/A+/A |
| Loss Severity | 30% | 30% | 30% | 30% | 30% |
| Default | 43.21 CDR | 34.01 CDR | 29.33 CDR | 25.11 CDR | 21.94 CDR |
| Collateral Loss | 19.33% | 17.14% | 15.80% | 14.43% | 13.28% |
| Loss Severity | 40% | 40% | 40% | 40% | 40% |
| Default | 28.17 CDR | 23.01 CDR | 20.23 CDR | 17.63 CDR | 15.62 CDR |
| Collateral Loss | 20.59% | 18.24% | 16.81% | 15.33% | 14.10% |
| Loss Severity | 50% | 50% | 50% | 50% | 50% |
| Default | 20.86 CDR | 17.37 CDR | 15.43 CDR | 13.58 CDR | 12.11 CDR |
| Collateral Loss | 21.43% | 18.97% | 17.47% | 15.93% | 14.63% |

| Class | M-6 | M-7 | M-8 | M-9 | M-10 |
|---|---|---|---|---|---|
| Rating (M/S/F) | A3/A/A- | Baa1/A-/BBB+ | Baa2/BBB+/BBB | Baa3/BBB/BBB- | Ba1/BBB-/BB+ |
| Loss Severity | 30% | 30% | 30% | 30% | 30% |
| Default | 19.17 CDR | 17.2 CDR | 15.37 CDR | 13.79 CDR | 12.65 CDR |
| Collateral Loss | 12.17% | 11.31% | 10.45% | 9.67% | 9.07% |
| Loss Severity | 40% | 40% | 40% | 40% | 40% |
| Default | 13.79 CDR | 12.48 CDR | 11.25 CDR | 10.19 CDR | 9.43 CDR |
| Collateral Loss | 12.89% | 11.97% | 11.06% | 10.24% | 9.63% |
| Loss Severity | 50% | 50% | 50% | 50% | 50% |
| Default | 10.77 CDR | 9.79 CDR | 8.87 CDR | 8.08 CDR | 7.51 CDR |
| Collateral Loss | 13.37% | 12.41% | 11.46% | 10.62% | 10.00% |

***Assumptions:***

1) Forward 1 month LIBOR, 6 month LIBOR, 1 Year LIBOR and 1 Year CMT
2) Triggers are failing
3) No Liquidation Lag
4) No Optional Termination exercised
5) "Break" is the CDR that creates the first dollar of principal loss on the related bond
6) Defaults are in addition to prepayments

## The Mortgage Loans (All Collateral)

### Collateral Summary

Statistics listed below and in the tables following are for the Mortgage Loans included in the Statistical Pool and are based on the Cut-Off Date.

| | |
|---|---|
| **Total Scheduled Principal Balance:** | $503,221,380 |
| **Number Of Mortgage Loans:** | 2,644 |
| **Average Scheduled Principal Balance:** | $190,325.79 |
| **Weighted Average Gross Coupon:** | 7.369 % |
| **Weighted Average Net Coupon :** | 6.859 % |
| **Weighted Average Original FICO Score:** | 613 |
| **Weighted Average Original LTV Ratio:** | 77.96 % |
| **Weighted Average Stated Remaining Term:** | 355 months |
| **Weighted Average Seasoning:** | 2 months |
| **Weighted Average Months To Next Adjustment:** | 25 months |
| **Weighted Average Gross Margin(1):** | 5.065 % |
| **Weighted Average Inital Rate Cap(1):** | 2.994 % |
| **Weighted Average Periodic Rate Cap(1):** | 1.112 % |
| **Weighted Average Gross Maximum Lifetime Rate(1):** | 13.548 % |
| **Weighted Average Gross Minimum Lifetime Rate(1):** | 5.157 % |
| **Interest Only:** | 18.90 % |

(1) ARM Loans only

* All references in the tables below to Weighted Average Debt-to-Income Ratio ***exclude*** zero values

## THE TOTAL MORTGAGE LOANS (ALL COLLATERAL)

### DISTRIBUTION BY CURRENT UNPAID PRINCIPAL BALANCE

| Current Unpaid Principal Balance ($) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| 0.01- 50,000.00 | 120 | 4,652,951.78 | 0.92 | 38,775 | 9.391 | 73.06 | 579 | 70.59 | 30.74 |
| 50,000.01- 100,000.00 | 482 | 37,457,751.70 | 7.44 | 77,713 | 8.225 | 78.01 | 605 | 59.42 | 36.70 |
| 100,000.01- 150,000.00 | 604 | 75,323,223.48 | 14.97 | 124,707 | 7.783 | 78.44 | 606 | 62.06 | 38.19 |
| 150,000.01- 200,000.00 | 471 | 82,301,591.79 | 16.35 | 174,738 | 7.549 | 77.20 | 603 | 55.53 | 39.38 |
| 200,000.01- 250,000.00 | 324 | 72,804,535.76 | 14.47 | 224,705 | 7.404 | 78.14 | 607 | 52.06 | 40.73 |
| 250,000.01- 300,000.00 | 237 | 65,070,209.19 | 12.93 | 274,558 | 7.221 | 78.42 | 613 | 47.90 | 41.09 |
| 300,000.01- 350,000.00 | 145 | 46,825,111.66 | 9.31 | 322,932 | 6.986 | 77.63 | 616 | 38.68 | 41.39 |
| 350,000.01- 400,000.00 | 107 | 40,072,641.39 | 7.96 | 374,511 | 6.904 | 80.87 | 619 | 39.25 | 41.16 |
| 400,000.01- 450,000.00 | 53 | 22,568,190.00 | 4.48 | 425,815 | 6.982 | 79.42 | 638 | 41.39 | 42.17 |
| 450,000.01- 500,000.00 | 44 | 21,278,899.19 | 4.23 | 483,611 | 6.593 | 76.59 | 629 | 40.91 | 39.65 |
| 500,000.01- 550,000.00 | 16 | 8,446,507.08 | 1.68 | 527,907 | 6.517 | 77.21 | 644 | 37.58 | 43.53 |
| 550,000.01- 600,000.00 | 14 | 8,105,101.09 | 1.61 | 578,936 | 6.886 | 80.59 | 629 | 49.98 | 45.62 |
| 600,000.01- 650,000.00 | 15 | 9,537,813.46 | 1.90 | 635,854 | 6.758 | 72.55 | 649 | 32.96 | 42.13 |
| 650,000.01- 700,000.00 | 5 | 3,388,108.71 | 0.67 | 677,622 | 7.047 | 76.05 | 663 | 39.73 | 42.63 |
| 700,000.01- 750,000.00 | 4 | 2,920,770.05 | 0.58 | 730,193 | 7.316 | 68.31 | 659 | 50.33 | 36.68 |
| 750,000.01- 800,000.00 | 1 | 775,000.00 | 0.15 | 775,000 | 6.250 | 67.39 | 599 | 100.00 | 16.75 |
| 800,000.01- 850,000.00 | 1 | 824,512.92 | 0.16 | 824,513 | 8.625 | 75.00 | 661 | 0.00 | 38.59 |
| 850,000.01- 900,000.00 | 1 | 868,460.59 | 0.17 | 868,461 | 6.625 | 52.73 | 632 | 0.00 | 0.00 |
| **Total** | **2,644** | **503,221,379.84** | **100.00** | **190,326** | **7.369** | **77.96** | **613** | **50.26** | **39.99** |

## DISTRIBUTION BY CURRENT GROSS MORTGAGE RATE

| Current Gross Mortgage Rate (%) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| 4.000- 4.499 | 1 | 100,470.30 | 0.02 | 100,470 | 4.250 | 84.79 | 615 | 0.00 | 39.77 |
| 4.500- 4.999 | 15 | 4,182,099.24 | 0.83 | 278,807 | 4.790 | 68.18 | 677 | 58.25 | 37.07 |
| 5.000- 5.499 | 32 | 10,429,847.13 | 2.07 | 325,933 | 5.232 | 74.67 | 646 | 51.28 | 39.06 |
| 5.500- 5.999 | 120 | 34,192,070.10 | 6.79 | 284,934 | 5.730 | 76.90 | 651 | 46.58 | 39.68 |
| 6.000- 6.499 | 260 | 63,979,674.85 | 12.71 | 246,076 | 6.226 | 75.08 | 646 | 48.39 | 40.01 |
| 6.500- 6.999 | 469 | 97,665,213.83 | 19.41 | 208,241 | 6.714 | 77.36 | 632 | 48.13 | 40.31 |
| 7.000- 7.499 | 357 | 74,199,593.80 | 14.74 | 207,842 | 7.198 | 78.71 | 616 | 50.15 | 40.40 |
| 7.500- 7.999 | 493 | 92,765,168.00 | 18.43 | 188,165 | 7.703 | 81.11 | 597 | 53.31 | 40.41 |
| 8.000- 8.499 | 253 | 41,097,690.93 | 8.17 | 162,441 | 8.179 | 82.09 | 603 | 47.12 | 40.21 |
| 8.500- 8.999 | 260 | 37,902,544.18 | 7.53 | 145,779 | 8.670 | 81.40 | 579 | 40.69 | 39.03 |
| 9.000- 9.499 | 109 | 13,648,464.06 | 2.71 | 125,215 | 9.134 | 79.58 | 571 | 58.19 | 38.35 |
| 9.500- 9.999 | 95 | 12,423,551.38 | 2.47 | 130,774 | 9.690 | 72.65 | 565 | 63.01 | 40.32 |
| 10.000- 10.499 | 52 | 6,405,715.29 | 1.27 | 123,187 | 10.194 | 66.70 | 541 | 56.44 | 38.29 |
| 10.500- 10.999 | 54 | 6,997,000.31 | 1.39 | 129,574 | 10.693 | 68.10 | 535 | 80.77 | 39.92 |
| 11.000- 11.499 | 29 | 2,963,603.14 | 0.59 | 102,193 | 11.210 | 63.32 | 527 | 73.27 | 38.52 |
| 11.500- 11.999 | 20 | 2,108,228.23 | 0.42 | 105,411 | 11.675 | 65.12 | 515 | 82.21 | 40.92 |
| 12.000- 12.499 | 18 | 1,475,439.18 | 0.29 | 81,969 | 12.195 | 63.07 | 522 | 55.51 | 37.98 |
| 12.500- 12.999 | 6 | 642,105.89 | 0.13 | 107,018 | 12.704 | 49.43 | 520 | 4.03 | 39.08 |
| 13.000- 13.499 | 1 | 42,900.00 | 0.01 | 42,900 | 13.000 | 55.00 | 537 | 0.00 | 30.03 |
| **Total** | **2,644** | **503,221,379.84** | **100.00** | **190,326** | **7.369** | **77.96** | **613** | **50.26** | **39.99** |

## DISTRIBUTION BY FICO

| Fico Score | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| 0-499 | 7 | 1,522,277.52 | 0.30 | 217,468 | 6.229 | 78.01 | 0 | 29.89 | 36.89 |
| 500-519 | 180 | 27,592,053.22 | 5.48 | 153,289 | 9.225 | 70.08 | 509 | 72.99 | 40.98 |
| 520-539 | 209 | 33,207,680.57 | 6.60 | 158,888 | 8.681 | 74.09 | 530 | 68.87 | 40.97 |
| 540-559 | 228 | 40,696,034.36 | 8.09 | 178,491 | 8.138 | 76.10 | 550 | 71.50 | 39.73 |
| 560-579 | 225 | 38,188,769.79 | 7.59 | 169,728 | 7.878 | 77.40 | 570 | 68.18 | 40.46 |
| 580-599 | 351 | 62,699,590.66 | 12.46 | 178,631 | 7.366 | 79.77 | 589 | 66.40 | 40.47 |
| 600-619 | 311 | 58,518,501.18 | 11.63 | 188,162 | 7.216 | 80.12 | 609 | 62.03 | 40.02 |
| 620-639 | 380 | 83,742,208.18 | 16.64 | 220,374 | 6.668 | 77.99 | 629 | 37.73 | 39.03 |
| 640-659 | 268 | 58,551,980.62 | 11.64 | 218,478 | 6.905 | 79.14 | 648 | 32.02 | 40.58 |
| 660-679 | 202 | 39,868,469.86 | 7.92 | 197,369 | 7.046 | 79.33 | 668 | 23.19 | 38.58 |
| 680-699 | 131 | 24,491,412.81 | 4.87 | 186,957 | 6.834 | 79.90 | 687 | 15.10 | 41.05 |
| 700-719 | 61 | 14,444,648.75 | 2.87 | 236,798 | 6.735 | 78.06 | 710 | 29.04 | 40.15 |
| 720-739 | 36 | 7,481,143.69 | 1.49 | 207,810 | 6.766 | 78.46 | 731 | 39.09 | 39.89 |
| 740-759 | 25 | 4,885,272.62 | 0.97 | 195,411 | 6.992 | 82.58 | 750 | 37.12 | 34.93 |
| 760-779 | 18 | 4,282,135.09 | 0.85 | 237,896 | 6.281 | 78.66 | 769 | 70.11 | 38.32 |
| 780-799 | 10 | 2,371,804.31 | 0.47 | 237,180 | 6.406 | 74.66 | 791 | 48.93 | 35.70 |
| 800-1000 | 2 | 677,396.61 | 0.13 | 338,698 | 6.632 | 83.60 | 807 | 0.00 | 48.80 |
| **Total** | **2,644** | **503,221,379.84** | **100.00** | **190,326** | **7.369** | **77.96** | **613** | **50.26** | **39.99** |

## DISTRIBUTION BY LIEN STATUS

| Lien Status | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| First Lien | 2,644 | 503,221,379.84 | 100.00 | 190,326 | 7.369 | 77.96 | 613 | 50.26 | 39.99 |
| **Total** | **2,644** | **503,221,379.84** | **100.00** | **190,326** | **7.369** | **77.96** | **613** | **50.26** | **39.99** |

## DISTRIBUTION BY ORIGINAL LTV

| Original LTV (%) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| 0.01- 25.00 | 9 | 712,536.99 | 0.14 | 79,171 | 7.148 | 18.38 | 650 | 86.04 | 33.23 |
| 25.01- 30.00 | 8 | 926,154.68 | 0.18 | 115,769 | 7.841 | 26.94 | 603 | 17.67 | 38.47 |
| 30.01- 35.00 | 15 | 2,300,814.94 | 0.46 | 153,388 | 7.353 | 32.60 | 591 | 35.38 | 30.64 |
| 35.01- 40.00 | 21 | 2,732,475.38 | 0.54 | 130,118 | 7.830 | 38.27 | 613 | 29.12 | 37.58 |
| 40.01- 45.00 | 20 | 3,352,873.23 | 0.67 | 167,644 | 7.261 | 42.73 | 608 | 12.95 | 35.97 |
| 45.01- 50.00 | 57 | 10,355,923.68 | 2.06 | 181,683 | 7.619 | 48.39 | 612 | 37.52 | 39.03 |
| 50.01- 55.00 | 56 | 9,384,977.42 | 1.86 | 167,589 | 7.728 | 52.89 | 599 | 37.39 | 41.26 |
| 55.01- 60.00 | 80 | 15,198,046.21 | 3.02 | 189,976 | 7.663 | 58.01 | 593 | 46.53 | 39.14 |
| 60.01- 65.00 | 122 | 23,460,863.48 | 4.66 | 192,302 | 7.509 | 63.37 | 592 | 49.31 | 40.29 |
| 65.01- 70.00 | 226 | 43,826,294.87 | 8.71 | 193,922 | 7.976 | 68.73 | 586 | 55.96 | 39.93 |
| 70.01- 75.00 | 200 | 41,125,867.20 | 8.17 | 205,629 | 7.514 | 73.98 | 593 | 44.97 | 39.61 |
| 75.01- 80.00 | 920 | 187,862,113.76 | 37.33 | 204,198 | 6.902 | 79.56 | 631 | 44.06 | 41.03 |
| 80.01- 85.00 | 256 | 45,538,864.74 | 9.05 | 177,886 | 7.590 | 84.33 | 584 | 63.18 | 39.36 |
| 85.01- 90.00 | 429 | 79,039,486.18 | 15.71 | 184,241 | 7.582 | 89.65 | 617 | 57.47 | 38.87 |
| 90.01- 95.00 | 164 | 28,397,647.61 | 5.64 | 173,156 | 7.554 | 94.51 | 629 | 63.91 | 40.27 |
| 95.01-100.00 | 61 | 9,006,439.47 | 1.79 | 147,647 | 8.262 | 99.01 | 647 | 65.87 | 39.12 |
| **Total** | **2,644** | **503,221,379.84** | **100.00** | **190,326** | **7.369** | **77.96** | **613** | **50.26** | **39.99** |

## DISTRIBUTION BY DOCUMENTATION TYPE

| Documentation Type | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| Alt Documentation | 12 | 1,905,625.30 | 0.38 | 158,802 | 7.379 | 83.29 | 566 | 0.00 | 39.20 |
| Full Documentation | 1,453 | 252,914,820.98 | 50.26 | 174,064 | 7.436 | 79.20 | 595 | 100.00 | 40.35 |
| Limited Documentation | 46 | 9,119,799.48 | 1.81 | 198,257 | 7.765 | 81.17 | 594 | 0.00 | 35.49 |
| No Documentation | 77 | 15,690,869.50 | 3.12 | 203,778 | 6.518 | 71.15 | 655 | 0.00 | 0.00 |
| No Income No Asset | 13 | 4,312,281.03 | 0.86 | 331,714 | 6.558 | 71.53 | 638 | 0.00 | 0.00 |
| No Ratio | 24 | 4,365,132.95 | 0.87 | 181,881 | 6.663 | 71.82 | 648 | 0.00 | 0.00 |
| Stated Documentation | 1,019 | 214,912,850.60 | 42.71 | 210,906 | 7.365 | 77.06 | 631 | 0.00 | 39.77 |
| **Total** | **2,644** | **503,221,379.84** | **100.00** | **190,326** | **7.369** | **77.96** | **613** | **50.26** | **39.99** |

## DISTRIBUTION BY LOAN PURPOSE

| Loan Purpose | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| Purchase | 918 | 173,162,993.84 | 34.41 | 188,631 | 7.146 | 82.01 | 644 | 38.68 | 40.35 |
| Refinance - Cashout | 1,600 | 304,800,206.39 | 60.57 | 190,500 | 7.513 | 75.71 | 595 | 55.93 | 39.87 |
| Refinance - Rate/Term | 126 | 25,258,179.61 | 5.02 | 200,462 | 7.152 | 77.30 | 616 | 61.15 | 39.09 |
| **Total** | **2,644** | **503,221,379.84** | **100.00** | **190,326** | **7.369** | **77.96** | **613** | **50.26** | **39.99** |

## DISTRIBUTION BY OCCUPANCY TYPE

| Occupancy Type | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| Non-Owner Occupied | 249 | 35,907,305.70 | 7.14 | 144,206 | 7.789 | 79.30 | 651 | 32.41 | 34.82 |
| Owner Occupied | 2,362 | 461,328,975.18 | 91.68 | 195,313 | 7.338 | 77.89 | 610 | 51.95 | 40.36 |
| Second Home | 33 | 5,985,098.96 | 1.19 | 181,367 | 7.220 | 75.05 | 645 | 27.07 | 42.53 |
| **Total** | **2,644** | **503,221,379.84** | **100.00** | **190,326** | **7.369** | **77.96** | **613** | **50.26** | **39.99** |

## DISTRIBUTION BY PROPERTY TYPE

| Property Type | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| 2 Family | 129 | 29,455,636.09 | 5.85 | 228,338 | 7.488 | 78.33 | 622 | 41.23 | 38.85 |
| 3 Family | 34 | 9,379,030.15 | 1.86 | 275,854 | 7.367 | 73.95 | 649 | 26.32 | 42.26 |
| 4 Family | 19 | 5,307,745.43 | 1.05 | 279,355 | 7.261 | 74.52 | 651 | 31.87 | 41.10 |
| Co-Op | 1 | 71,842.22 | 0.01 | 71,842 | 8.750 | 37.90 | 644 | 0.00 | 21.77 |
| Condo - High Rise>8 Floors | 10 | 2,563,976.98 | 0.51 | 256,398 | 6.205 | 73.92 | 651 | 31.01 | 37.68 |
| Condominium | 179 | 31,962,951.54 | 6.35 | 178,564 | 7.368 | 78.10 | 627 | 42.81 | 40.33 |
| PUD | 298 | 63,186,817.69 | 12.56 | 212,036 | 7.199 | 79.44 | 616 | 49.25 | 40.22 |
| Single Family Residence | 1,917 | 352,744,409.36 | 70.10 | 184,009 | 7.392 | 77.89 | 609 | 53.02 | 39.95 |
| Townhouse | 57 | 8,548,970.38 | 1.70 | 149,982 | 7.655 | 76.16 | 610 | 46.78 | 40.94 |
| **Total** | **2,644** | **503,221,379.84** | **100.00** | **190,326** | **7.369** | **77.96** | **613** | **50.26** | **39.99** |

## DISTRIBUTION BY REMAINING TERM TO MATURITY

| Remaining Term to Maturity (months) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| 0- 180 | 52 | 7,132,277.54 | 1.42 | 137,159 | 6.740 | 65.39 | 644 | 21.78 | 38.90 |
| 181- 240 | 3 | 328,616.77 | 0.07 | 109,539 | 7.366 | 84.19 | 609 | 83.81 | 35.92 |
| 301- 360 | 2,587 | 495,574,122.51 | 98.48 | 191,563 | 7.378 | 78.15 | 613 | 50.64 | 40.01 |
| 421- 480 | 2 | 186,363.02 | 0.04 | 93,182 | 7.291 | 33.71 | 688 | 61.45 | 39.81 |
| **Total** | **2,644** | **503,221,379.84** | **100.00** | **190,326** | **7.369** | **77.96** | **613** | **50.26** | **39.99** |

## DISTRIBUTION BY PRODUCT TYPE

| Product Type | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| 1 YR CMT | 3 | 745,159.70 | 0.15 | 248,387 | 6.132 | 91.63 | 643 | 51.03 | 36.45 |
| 10/6 MONTH LIBOR | 1 | 442,698.76 | 0.09 | 442,699 | 6.125 | 60.00 | 632 | 0.00 | 41.44 |
| 15 YR Balloon | 3 | 196,931.24 | 0.04 | 65,644 | 9.123 | 59.73 | 586 | 100.00 | 39.85 |
| 15 YR Fixed | 49 | 6,935,346.30 | 1.38 | 141,538 | 6.672 | 65.56 | 646 | 19.56 | 38.88 |
| 2/6 MONTH LIBOR | 1,550 | 272,980,463.47 | 54.25 | 176,116 | 7.766 | 79.46 | 594 | 56.49 | 40.08 |
| 2/6 MONTH LIBOR - 24M IO | 172 | 44,706,612.89 | 8.88 | 259,922 | 7.076 | 81.17 | 649 | 43.86 | 41.55 |
| 20 YR Fixed | 3 | 328,616.77 | 0.07 | 109,539 | 7.366 | 84.19 | 609 | 83.81 | 35.92 |
| 3/1 YR CMT | 46 | 9,722,857.01 | 1.93 | 211,366 | 7.163 | 72.73 | 614 | 40.80 | 38.72 |
| 3/1 YR CMT - 36M IO | 63 | 20,223,439.84 | 4.02 | 321,007 | 5.896 | 78.18 | 633 | 29.08 | 40.19 |
| 3/1 YR LIBOR | 2 | 401,306.84 | 0.08 | 200,653 | 4.437 | 92.45 | 611 | 74.96 | 32.03 |
| 3/6 MONTH LIBOR | 99 | 18,303,901.91 | 3.64 | 184,888 | 7.404 | 79.43 | 593 | 46.59 | 40.54 |
| 3/6 MONTH LIBOR - 36M IO | 45 | 12,200,488.99 | 2.42 | 271,122 | 6.480 | 75.47 | 632 | 29.64 | 41.97 |
| 30 YR Fixed | 528 | 95,592,793.68 | 19.00 | 181,047 | 7.076 | 73.85 | 639 | 50.20 | 39.00 |
| 30 YR Fixed - 120M IO | 1 | 274,000.00 | 0.05 | 274,000 | 6.125 | 59.81 | 787 | 100.00 | 30.19 |
| 30 YR Fixed - 60M IO | 8 | 1,456,822.02 | 0.29 | 182,103 | 6.580 | 80.94 | 714 | 80.30 | 39.01 |
| 40 YR Fixed | 2 | 186,363.02 | 0.04 | 93,182 | 7.291 | 33.71 | 688 | 61.45 | 39.81 |
| 5/1 YR CMT | 6 | 1,699,368.06 | 0.34 | 283,228 | 5.885 | 78.68 | 633 | 37.52 | 35.70 |
| 5/1 YR CMT - 60MO IO | 22 | 7,189,138.90 | 1.43 | 326,779 | 6.370 | 75.65 | 632 | 13.29 | 40.08 |
| 5/1 YR LIBOR | 3 | 456,245.00 | 0.09 | 152,082 | 5.302 | 61.20 | 614 | 32.72 | 23.35 |
| 5/6 MONTH LIBOR | 1 | 130,669.79 | 0.03 | 130,670 | 6.000 | 80.00 | 626 | 100.00 | 34.69 |
| 5/6 MONTH LIBOR - 60M IO | 15 | 4,898,869.65 | 0.97 | 326,591 | 6.172 | 74.94 | 638 | 20.53 | 41.27 |
| 7/6 MONTH LIBOR - 84M IO | 1 | 412,500.00 | 0.08 | 412,500 | 6.875 | 72.37 | 633 | 0.00 | 44.29 |
| IO2/6LIB | 21 | 3,736,786.00 | 0.74 | 177,942 | 7.381 | 81.82 | 619 | 58.57 | 37.82 |
| **Total** | **2,644** | **503,221,379.84** | **100.00** | **190,326** | **7.369** | **77.96** | **613** | **50.26** | **39.99** |

## DISTRIBUTION BY PREPAYMENT PENALTY TERM

| Prepayment Penalty Term (months) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| 0 | 823 | 172,039,077.12 | 34.19 | 209,039 | 7.181 | 76.18 | 623 | 40.97 | 39.89 |
| 12 | 113 | 26,414,553.20 | 5.25 | 233,757 | 7.585 | 75.44 | 619 | 48.66 | 39.39 |
| 24 | 1,248 | 224,204,907.31 | 44.55 | 179,651 | 7.537 | 80.05 | 603 | 55.04 | 40.16 |
| 36 | 456 | 79,945,938.73 | 15.89 | 175,320 | 7.233 | 76.73 | 618 | 57.20 | 39.93 |
| 60 | 4 | 616,903.48 | 0.12 | 154,226 | 6.823 | 80.02 | 661 | 73.83 | 40.78 |
| **Total** | **2,644** | **503,221,379.84** | **100.00** | **190,326** | **7.369** | **77.96** | **613** | **50.26** | **39.99** |

## DISTRIBUTION BY INITIAL PERIOD RATE CAP

| Intial Period Rate Cap (%) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| 1.500 | 26 | 5,411,283.95 | 1.36 | 208,126 | 7.287 | 85.10 | 592 | 68.76 | 35.63 |
| 2.000 | 138 | 26,034,217.06 | 6.54 | 188,654 | 7.410 | 77.76 | 605 | 52.79 | 41.44 |
| 3.000 | 1,835 | 351,144,176.42 | 88.17 | 191,359 | 7.513 | 79.38 | 605 | 51.48 | 40.26 |
| 5.000 | 49 | 15,229,490.16 | 3.82 | 310,806 | 6.223 | 74.82 | 633 | 18.90 | 39.45 |
| 6.000 | 2 | 431,339.22 | 0.11 | 215,670 | 7.381 | 85.15 | 560 | 100.00 | 28.30 |
| **Total** | **2,050** | **398,250,506.81** | **100.00** | **194,269** | **7.454** | **79.18** | **606** | **50.61** | **40.24** |

## DISTRIBUTION BY PERIODIC RATE CAP

| Subsequent Period Rate Cap (%) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| 1.000 | 1,852 | 349,779,256.89 | 87.83 | 188,866 | 7.589 | 79.34 | 604 | 52.64 | 40.42 |
| 1.500 | 48 | 7,450,759.65 | 1.87 | 155,224 | 7.585 | 86.52 | 595 | 61.37 | 37.17 |
| 2.000 | 150 | 41,020,490.27 | 10.30 | 273,470 | 6.278 | 76.54 | 627 | 31.33 | 39.06 |
| **Total** | **2,050** | **398,250,506.81** | **100.00** | **194,269** | **7.454** | **79.18** | **606** | **50.61** | **40.24** |

## DISTRIBUTION BY GROSS MARGIN

| Gross Margin (%) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| 2.001- 2.500 | 5 | 857,551.84 | 0.22 | 171,510 | 4.898 | 75.82 | 612 | 52.49 | 27.41 |
| 2.501- 3.000 | 147 | 47,205,933.18 | 11.85 | 321,129 | 5.967 | 76.56 | 635 | 24.34 | 39.99 |
| 3.001- 3.500 | 10 | 2,391,710.87 | 0.60 | 239,171 | 6.058 | 83.58 | 689 | 47.19 | 39.36 |
| 3.501- 4.000 | 5 | 1,240,003.63 | 0.31 | 248,001 | 5.891 | 71.95 | 646 | 11.87 | 27.42 |
| 4.001- 4.500 | 303 | 63,218,376.24 | 15.87 | 208,642 | 7.124 | 84.09 | 599 | 89.42 | 40.73 |
| 4.501- 5.000 | 511 | 95,817,556.48 | 24.06 | 187,510 | 7.388 | 82.13 | 613 | 35.87 | 40.74 |
| 5.001- 5.500 | 334 | 61,192,100.71 | 15.37 | 183,210 | 7.523 | 79.08 | 615 | 44.59 | 40.26 |
| 5.501- 6.000 | 241 | 45,102,026.46 | 11.33 | 187,145 | 7.666 | 77.36 | 611 | 44.89 | 38.36 |
| 6.001- 6.500 | 188 | 36,944,362.91 | 9.28 | 196,513 | 8.272 | 73.41 | 580 | 66.99 | 42.01 |
| 6.501- 7.000 | 209 | 31,106,989.84 | 7.81 | 148,837 | 8.964 | 73.69 | 571 | 55.35 | 40.01 |
| 7.001- 7.500 | 47 | 5,658,747.70 | 1.42 | 120,399 | 9.002 | 74.47 | 550 | 50.02 | 37.93 |
| 7.501- 8.000 | 37 | 5,356,546.92 | 1.35 | 144,772 | 8.142 | 85.23 | 570 | 60.58 | 39.84 |
| 8.001- 8.500 | 7 | 1,074,281.16 | 0.27 | 153,469 | 8.070 | 76.08 | 533 | 87.97 | 34.14 |
| 8.501- 9.000 | 3 | 412,954.74 | 0.10 | 137,652 | 8.484 | 82.14 | 550 | 57.45 | 42.09 |
| 9.001- 9.500 | 3 | 671,364.13 | 0.17 | 223,788 | 8.044 | 81.47 | 581 | 100.00 | 47.61 |
| **Total** | **2,050** | **398,250,506.81** | **100.00** | **194,269** | **7.454** | **79.18** | **606** | **50.61** | **40.24** |

## DISTRIBUTION BY MAXIMUM MORTGAGE RATE

| Maximum Mortgage Rate (%) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| 9.501- 10.000 | 1 | 149,274.57 | 0.04 | 149,275 | 5.000 | 33.33 | 616 | 100.00 | 13.42 |
| 10.001- 10.500 | 5 | 951,256.62 | 0.24 | 190,251 | 4.749 | 84.25 | 633 | 70.04 | 36.80 |
| 10.501- 11.000 | 12 | 2,909,254.68 | 0.73 | 242,438 | 5.205 | 71.12 | 647 | 46.50 | 37.60 |
| 11.001- 11.500 | 46 | 15,220,415.41 | 3.82 | 330,879 | 5.382 | 76.61 | 644 | 42.41 | 39.48 |
| 11.501- 12.000 | 95 | 28,053,349.11 | 7.04 | 295,298 | 5.842 | 78.62 | 643 | 47.14 | 40.86 |
| 12.001- 12.500 | 181 | 44,545,922.37 | 11.19 | 246,110 | 6.340 | 78.30 | 634 | 44.56 | 41.11 |
| 12.501- 13.000 | 270 | 57,609,950.03 | 14.47 | 213,370 | 6.819 | 79.85 | 621 | 55.72 | 40.45 |
| 13.001- 13.500 | 309 | 64,680,576.21 | 16.24 | 209,322 | 7.239 | 79.79 | 611 | 51.22 | 40.18 |
| 13.501- 14.000 | 365 | 68,990,040.43 | 17.32 | 189,014 | 7.700 | 81.79 | 598 | 52.53 | 40.63 |
| 14.001- 14.500 | 232 | 40,749,370.05 | 10.23 | 175,644 | 8.140 | 81.06 | 592 | 47.02 | 40.30 |
| 14.501- 15.000 | 202 | 31,560,975.11 | 7.92 | 156,242 | 8.554 | 81.64 | 586 | 37.65 | 38.80 |
| 15.001- 15.500 | 90 | 12,189,402.21 | 3.06 | 135,438 | 9.084 | 79.95 | 570 | 55.00 | 39.36 |
| 15.501- 16.000 | 99 | 12,785,077.25 | 3.21 | 129,142 | 9.500 | 73.77 | 554 | 65.94 | 40.70 |
| 16.001- 16.500 | 46 | 6,374,052.06 | 1.60 | 138,566 | 10.213 | 67.20 | 535 | 57.51 | 38.31 |
| 16.501- 17.000 | 40 | 5,541,536.42 | 1.39 | 138,538 | 10.692 | 68.18 | 535 | 83.07 | 41.57 |
| 17.001- 17.500 | 23 | 2,604,803.65 | 0.65 | 113,252 | 11.232 | 64.92 | 523 | 76.77 | 37.36 |
| 17.501- 18.000 | 18 | 1,757,456.64 | 0.44 | 97,636 | 11.696 | 67.09 | 517 | 81.85 | 40.42 |
| 18.001- 18.500 | 11 | 969,081.66 | 0.24 | 88,098 | 12.259 | 61.88 | 527 | 50.60 | 40.06 |
| 18.501- 19.000 | 5 | 608,712.33 | 0.15 | 121,742 | 12.745 | 47.24 | 522 | 0.00 | 40.71 |
| **Total** | **2,050** | **398,250,506.81** | **100.00** | **194,269** | **7.454** | **79.18** | **606** | **50.61** | **40.24** |

## DISTRIBUTION BY MINIMUM MORTGAGE RATE

| Minimum Mortgage Rate (%) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| 2.001- 2.500 | 5 | 857,551.84 | 0.22 | 171,510 | 4.898 | 75.82 | 612 | 52.49 | 27.41 |
| 2.501- 3.000 | 146 | 47,117,669.18 | 11.83 | 322,724 | 5.961 | 76.64 | 635 | 24.19 | 39.97 |
| 3.001- 3.500 | 8 | 2,001,321.29 | 0.50 | 250,165 | 6.094 | 82.57 | 692 | 36.88 | 38.53 |
| 3.501- 4.000 | 4 | 1,090,100.00 | 0.27 | 272,525 | 5.918 | 70.85 | 630 | 13.51 | 27.65 |
| 4.001- 4.500 | 293 | 60,976,146.13 | 15.31 | 208,110 | 7.098 | 83.94 | 600 | 90.54 | 40.84 |
| 4.501- 5.000 | 503 | 95,396,658.11 | 23.95 | 189,655 | 7.390 | 82.32 | 613 | 35.73 | 40.70 |
| 5.001- 5.500 | 320 | 57,811,204.87 | 14.52 | 180,660 | 7.526 | 78.88 | 615 | 44.88 | 40.19 |
| 5.501- 6.000 | 229 | 41,570,495.30 | 10.44 | 181,531 | 7.703 | 77.04 | 613 | 43.25 | 37.84 |
| 6.001- 6.500 | 174 | 33,414,243.82 | 8.39 | 192,036 | 8.304 | 73.83 | 581 | 64.86 | 41.48 |
| 6.501- 7.000 | 218 | 33,751,036.17 | 8.47 | 154,821 | 8.757 | 74.43 | 575 | 58.08 | 40.44 |
| 7.001- 7.500 | 61 | 9,404,233.92 | 2.36 | 154,168 | 8.167 | 74.34 | 573 | 51.94 | 39.74 |
| 7.501- 8.000 | 48 | 8,332,939.09 | 2.09 | 173,603 | 8.122 | 81.24 | 570 | 67.46 | 41.28 |
| 8.001- 8.500 | 14 | 2,369,166.24 | 0.59 | 169,226 | 8.284 | 79.33 | 564 | 39.89 | 38.63 |
| 8.501- 9.000 | 17 | 2,271,983.33 | 0.57 | 133,646 | 8.711 | 82.63 | 557 | 48.36 | 42.31 |
| 9.001- 9.500 | 3 | 689,116.74 | 0.17 | 229,706 | 7.904 | 88.75 | 586 | 82.19 | 49.68 |
| 9.501- 10.000 | 1 | 104,957.13 | 0.03 | 104,957 | 10.375 | 49.53 | 534 | 100.00 | 37.07 |
| 10.001- 10.500 | 1 | 54,212.03 | 0.01 | 54,212 | 10.250 | 75.00 | 500 | 100.00 | 43.65 |
| 10.501- 11.000 | 2 | 329,500.95 | 0.08 | 164,750 | 6.718 | 73.05 | 566 | 100.00 | 38.36 |
| 13.001- 13.500 | 1 | 260,558.45 | 0.07 | 260,558 | 6.375 | 80.00 | 576 | 100.00 | 50.00 |
| 14.001- 14.500 | 1 | 275,508.65 | 0.07 | 275,509 | 8.375 | 80.00 | 521 | 100.00 | 28.98 |
| 15.001- 15.500 | 1 | 171,903.57 | 0.04 | 171,904 | 8.875 | 80.00 | 518 | 100.00 | 49.67 |
| **Total** | **2,050** | **398,250,506.81** | **100.00** | **194,269** | **7.454** | **79.18** | **606** | **50.61** | **40.24** |

## DISTRIBUTION BY ADJUSTMENT DATE

| Next Rate Adjustment Date | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| April-05 | 1 | 364,940.16 | 0.09 | 364,940 | 6.500 | 95.00 | 656 | 0.00 | 33.91 |
| October-05 | 1 | 167,631.38 | 0.04 | 167,631 | 5.500 | 80.00 | 623 | 100.00 | 38.60 |
| November-05 | 2 | 266,800.19 | 0.07 | 133,400 | 6.864 | 90.94 | 608 | 100.00 | 40.02 |
| December-05 | 1 | 122,709.74 | 0.03 | 122,710 | 9.250 | 95.00 | 566 | 0.00 | 50.23 |
| January-06 | 2 | 344,664.08 | 0.09 | 172,332 | 7.835 | 87.07 | 591 | 100.00 | 50.14 |
| February-06 | 3 | 486,156.17 | 0.12 | 162,052 | 8.007 | 86.04 | 565 | 100.00 | 41.59 |
| March-06 | 7 | 1,100,497.50 | 0.28 | 157,214 | 7.740 | 79.49 | 589 | 48.76 | 41.55 |
| April-06 | 8 | 1,428,133.59 | 0.36 | 178,517 | 6.985 | 84.62 | 621 | 43.67 | 37.92 |
| May-06 | 15 | 3,025,072.51 | 0.76 | 201,672 | 7.041 | 90.00 | 609 | 62.32 | 40.47 |
| June-06 | 24 | 4,854,997.07 | 1.22 | 202,292 | 6.914 | 86.05 | 592 | 81.27 | 42.20 |
| July-06 | 38 | 8,580,120.91 | 2.15 | 225,793 | 7.062 | 83.17 | 630 | 63.74 | 39.36 |
| August-06 | 81 | 17,099,101.18 | 4.29 | 211,100 | 7.287 | 81.89 | 597 | 64.34 | 40.57 |
| September-06 | 165 | 32,544,789.68 | 8.17 | 197,241 | 7.631 | 80.66 | 607 | 49.22 | 40.31 |
| October-06 | 318 | 60,201,430.40 | 15.12 | 189,313 | 7.761 | 80.69 | 601 | 48.47 | 40.93 |
| November-06 | 762 | 133,595,687.50 | 33.55 | 175,322 | 7.789 | 77.95 | 597 | 57.04 | 39.65 |
| December-06 | 318 | 57,986,290.00 | 14.56 | 182,347 | 7.605 | 79.85 | 611 | 52.16 | 40.77 |
| March-07 | 3 | 490,727.47 | 0.12 | 163,576 | 5.223 | 91.99 | 609 | 79.53 | 34.96 |
| April-07 | 3 | 238,332.74 | 0.06 | 79,444 | 8.673 | 91.39 | 629 | 24.07 | 29.27 |
| May-07 | 2 | 237,167.59 | 0.06 | 118,584 | 7.911 | 94.60 | 599 | 71.32 | 50.22 |
| June-07 | 3 | 1,136,866.41 | 0.29 | 378,955 | 6.338 | 83.76 | 633 | 18.12 | 22.42 |
| July-07 | 10 | 2,014,807.74 | 0.51 | 201,481 | 6.768 | 81.99 | 610 | 59.76 | 46.04 |
| August-07 | 14 | 2,939,435.65 | 0.74 | 209,960 | 7.017 | 81.21 | 594 | 22.07 | 38.20 |
| September-07 | 41 | 9,391,025.65 | 2.36 | 229,049 | 6.575 | 79.10 | 626 | 31.65 | 39.25 |
| October-07 | 94 | 28,418,026.75 | 7.14 | 302,319 | 6.243 | 75.42 | 619 | 29.69 | 40.53 |
| November-07 | 59 | 12,134,640.59 | 3.05 | 205,672 | 7.301 | 76.01 | 616 | 51.94 | 41.98 |
| December-07 | 26 | 3,850,964.00 | 0.97 | 148,114 | 7.663 | 78.69 | 612 | 49.41 | 41.18 |
| March-09 | 1 | 184,487.79 | 0.05 | 184,488 | 5.250 | 77.71 | 606 | 0.00 | 31.13 |
| May-09 | 1 | 260,518.67 | 0.07 | 260,519 | 6.000 | 95.00 | 731 | 100.00 | 27.83 |
| July-09 | 1 | 519,199.99 | 0.13 | 519,200 | 6.625 | 80.00 | 640 | 0.00 | 45.80 |
| August-09 | 2 | 271,757.21 | 0.07 | 135,879 | 5.338 | 49.99 | 619 | 54.93 | 18.07 |
| September-09 | 12 | 4,864,098.17 | 1.22 | 405,342 | 6.557 | 74.52 | 628 | 0.00 | 42.40 |
| October-09 | 23 | 6,258,183.76 | 1.57 | 272,095 | 6.107 | 77.14 | 636 | 27.23 | 39.06 |
| November-09 | 7 | 2,016,045.81 | 0.51 | 288,007 | 5.801 | 71.25 | 631 | 37.96 | 38.32 |
| September-11 | 1 | 412,500.00 | 0.10 | 412,500 | 6.875 | 72.37 | 633 | 0.00 | 44.29 |
| September-14 | 1 | 442,698.76 | 0.11 | 442,699 | 6.125 | 60.00 | 632 | 0.00 | 41.44 |
| **Total** | **2,050** | **398,250,506.81** | **100.00** | **194,269** | **7.454** | **79.18** | **606** | **50.61** | **40.24** |

## DISTRIBUTION BY STATE

| Distribution By State | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| California | 481 | 135,452,402.21 | 26.92 | 281,606 | 6.895 | 75.30 | 625 | 44.62 | 40.75 |
| New York | 275 | 66,687,015.74 | 13.25 | 242,498 | 7.237 | 73.79 | 610 | 47.64 | 41.20 |
| Florida | 270 | 42,602,316.07 | 8.47 | 157,786 | 7.466 | 80.22 | 622 | 48.91 | 39.33 |
| New Jersey | 149 | 35,128,046.23 | 6.98 | 235,759 | 7.593 | 78.32 | 598 | 49.71 | 41.52 |
| Virginia | 101 | 18,327,727.08 | 3.64 | 181,463 | 7.440 | 79.13 | 609 | 48.35 | 42.86 |
| Maryland | 92 | 18,203,964.26 | 3.62 | 197,869 | 7.566 | 78.10 | 584 | 57.56 | 40.33 |
| Texas | 128 | 15,486,886.94 | 3.08 | 120,991 | 7.853 | 83.43 | 633 | 38.41 | 36.07 |
| Michigan | 119 | 14,313,340.33 | 2.84 | 120,280 | 7.994 | 82.61 | 612 | 49.02 | 38.52 |
| Illinois | 70 | 13,653,475.21 | 2.71 | 195,050 | 7.843 | 78.28 | 614 | 54.03 | 39.93 |
| Massachusetts | 57 | 13,128,169.70 | 2.61 | 230,319 | 7.417 | 78.61 | 618 | 61.52 | 40.91 |
| Nevada | 62 | 12,691,062.49 | 2.52 | 204,695 | 7.266 | 79.36 | 610 | 52.64 | 38.83 |
| Washington | 56 | 9,983,822.68 | 1.98 | 178,283 | 7.169 | 81.09 | 605 | 60.36 | 37.84 |
| Georgia | 63 | 9,631,062.60 | 1.91 | 152,874 | 7.792 | 82.19 | 602 | 57.92 | 39.94 |
| Colorado | 34 | 7,813,393.51 | 1.55 | 229,806 | 7.211 | 80.83 | 617 | 37.36 | 40.74 |
| Connecticut | 44 | 7,617,888.67 | 1.51 | 173,134 | 7.515 | 78.55 | 619 | 54.62 | 40.19 |
| Other | 643 | 82,500,806.12 | 16.39 | 128,306 | 7.755 | 80.66 | 603 | 59.74 | 37.98 |
| **Total** | **2,644** | **503,221,379.84** | **100.00** | **190,326** | **7.369** | **77.96** | **613** | **50.26** | **39.99** |

## DISTRIBUTION BY ZIP CODE

| Zip Code | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| 11717 | 8 | 1,877,007.90 | 0.37 | 234,626 | 7.123 | 76.34 | 599 | 21.02 | 42.69 |
| 20002 | 7 | 1,586,305.39 | 0.32 | 226,615 | 7.765 | 69.19 | 606 | 69.07 | 31.76 |
| 20001 | 6 | 1,577,127.50 | 0.31 | 262,855 | 8.828 | 76.39 | 617 | 14.64 | 38.02 |
| 92024 | 2 | 1,495,760.65 | 0.30 | 747,880 | 6.732 | 57.98 | 614 | 100.00 | 25.89 |
| 91006 | 2 | 1,454,512.92 | 0.29 | 727,256 | 8.029 | 81.50 | 660 | 43.31 | 37.14 |
| 92530 | 5 | 1,439,737.37 | 0.29 | 287,947 | 7.152 | 87.33 | 622 | 40.30 | 44.55 |
| 11368 | 3 | 1,403,607.90 | 0.28 | 467,869 | 6.653 | 71.91 | 661 | 0.00 | 45.38 |
| 11746 | 5 | 1,429,741.86 | 0.28 | 285,948 | 6.331 | 67.44 | 667 | 11.24 | 46.64 |
| 20011 | 7 | 1,432,951.65 | 0.28 | 204,707 | 8.130 | 59.39 | 584 | 45.16 | 43.62 |
| 85262 | 3 | 1,369,250.00 | 0.27 | 456,417 | 5.880 | 73.37 | 668 | 26.84 | 36.74 |
| Other | 2,596 | 488,155,376.70 | 97.01 | 188,041 | 7.371 | 78.13 | 613 | 50.66 | 40.02 |
| **Total** | **2,644** | **503,221,379.84** | **100.00** | **190,326** | **7.369** | **77.96** | **613** | **50.26** | **39.99** |

## The Group I Mortgage Loans (Conforming Loans)

### Collateral Summary

Statistics listed below and in the tables following are for the Mortgage Loans included in the Statistical Pool and are based on the Cut-Off Date.

| | |
|---|---|
| **Total Scheduled Principal Balance:** | $258,015,089 |
| **Number Of Mortgage Loans:** | 1,536 |
| **Average Scheduled Principal Balance:** | $167,978.57 |
| **Weighted Average Gross Coupon:** | 7.517 % |
| **Weighted Average Net Coupon :** | 7.007 % |
| **Weighted Average Original FICO Score:** | 609 |
| **Weighted Average Original LTV Ratio:** | 78.20 % |
| **Weighted Average Stated Remaining Term:** | 356 months |
| **Weighted Average Seasoning:** | 2 months |
| **Weighted Average Months To Next Adjustment:** | 25 months |
| **Weighted Average Gross Margin(1):** | 5.171 % |
| **Weighted Average Inital Rate Cap(1):** | 2.996 % |
| **Weighted Average Periodic Rate Cap(1):** | 1.089 % |
| **Weighted Average Gross Maximum Lifetime Rate(1):** | 13.697 % |
| **Weighted Average Gross Minimum Lifetime Rate(1):** | 5.259 % |
| **Interest Only:** | 19.20 % |

(1) ARM Loans only

* All references in the tables below to Weighted Average Debt-to-Income Ratio ***exclude*** zero values

## THE GROUP I MORTGAGE LOANS (CONFORMING LOANS)

### DISTRIBUTION BY CURRENT UNPAID PRINCIPAL BALANCE

| Current Unpaid Principal Balance ($) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| 0.01- 50,000.00 | 54 | 2,053,496.39 | 0.80 | 38,028 | 9.505 | 73.87 | 574 | 72.53 | 35.13 |
| 50,000.01- 100,000.00 | 276 | 21,777,186.03 | 8.44 | 78,903 | 8.207 | 78.17 | 601 | 60.88 | 39.30 |
| 100,000.01- 150,000.00 | 400 | 50,188,416.80 | 19.45 | 125,471 | 7.798 | 79.49 | 608 | 61.08 | 39.80 |
| 150,000.01- 200,000.00 | 317 | 55,357,945.49 | 21.46 | 174,631 | 7.557 | 76.75 | 602 | 57.62 | 41.21 |
| 200,000.01- 250,000.00 | 229 | 51,530,011.51 | 19.97 | 225,022 | 7.367 | 78.40 | 607 | 52.63 | 41.28 |
| 250,000.01- 300,000.00 | 159 | 43,483,253.31 | 16.85 | 273,480 | 7.216 | 78.97 | 617 | 46.45 | 42.12 |
| 300,000.01- 350,000.00 | 86 | 27,411,943.29 | 10.62 | 318,744 | 7.114 | 77.83 | 616 | 39.43 | 41.40 |
| 350,000.01- 400,000.00 | 7 | 2,616,395.45 | 1.01 | 373,771 | 6.869 | 82.61 | 646 | 13.46 | 43.19 |
| 400,000.01- 450,000.00 | 4 | 1,659,632.18 | 0.64 | 414,908 | 7.291 | 81.78 | 678 | 0.00 | 42.56 |
| 450,000.01- 500,000.00 | 4 | 1,936,808.60 | 0.75 | 484,202 | 6.738 | 64.45 | 646 | 0.00 | 49.31 |
| **Total** | **1,536** | **258,015,089.05** | **100.00** | **167,979** | **7.517** | **78.20** | **609** | **52.62** | **40.96** |

### DISTRIBUTION BY CURRENT GROSS MORTGAGE RATE

| Current Gross Mortgage Rate (%) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| 4.000- 4.499 | 1 | 100,470.30 | 0.04 | 100,470 | 4.250 | 84.79 | 615 | 0.00 | 39.77 |
| 4.500- 4.999 | 8 | 1,803,472.51 | 0.70 | 225,434 | 4.790 | 70.38 | 677 | 72.28 | 39.45 |
| 5.000- 5.499 | 14 | 3,216,599.72 | 1.25 | 229,757 | 5.286 | 78.34 | 654 | 59.73 | 42.89 |
| 5.500- 5.999 | 66 | 13,543,482.56 | 5.25 | 205,204 | 5.738 | 75.49 | 653 | 49.80 | 40.13 |
| 6.000- 6.499 | 139 | 27,536,470.28 | 10.67 | 198,104 | 6.215 | 75.02 | 642 | 56.38 | 39.62 |
| 6.500- 6.999 | 268 | 51,932,639.10 | 20.13 | 193,779 | 6.713 | 77.43 | 632 | 50.13 | 41.14 |
| 7.000- 7.499 | 205 | 35,512,985.63 | 13.76 | 173,234 | 7.197 | 78.47 | 612 | 50.71 | 41.33 |
| 7.500- 7.999 | 303 | 51,774,676.84 | 20.07 | 170,874 | 7.713 | 81.78 | 603 | 51.52 | 41.26 |
| 8.000- 8.499 | 150 | 22,866,226.13 | 8.86 | 152,442 | 8.170 | 82.54 | 594 | 51.08 | 41.27 |
| 8.500- 8.999 | 147 | 20,419,348.87 | 7.91 | 138,907 | 8.665 | 82.69 | 579 | 40.48 | 40.26 |
| 9.000- 9.499 | 60 | 7,437,590.09 | 2.88 | 123,960 | 9.140 | 79.65 | 561 | 64.50 | 40.84 |
| 9.500- 9.999 | 60 | 7,999,477.98 | 3.10 | 133,325 | 9.698 | 73.59 | 565 | 71.52 | 41.99 |
| 10.000- 10.499 | 30 | 3,572,255.84 | 1.38 | 119,075 | 10.231 | 64.73 | 539 | 54.86 | 42.09 |
| 10.500- 10.999 | 36 | 4,988,534.05 | 1.93 | 138,570 | 10.665 | 68.00 | 534 | 76.77 | 40.30 |
| 11.000- 11.499 | 18 | 2,061,519.84 | 0.80 | 114,529 | 11.201 | 62.44 | 529 | 66.77 | 42.94 |
| 11.500- 11.999 | 18 | 1,950,508.06 | 0.76 | 108,362 | 11.659 | 64.99 | 516 | 80.77 | 42.31 |
| 12.000- 12.499 | 9 | 817,638.60 | 0.32 | 90,849 | 12.169 | 64.15 | 519 | 41.11 | 39.18 |
| 12.500- 12.999 | 3 | 438,292.65 | 0.17 | 146,098 | 12.696 | 48.59 | 524 | 5.91 | 42.56 |
| 13.000- 13.499 | 1 | 42,900.00 | 0.02 | 42,900 | 13.000 | 55.00 | 537 | 0.00 | 30.03 |
| **Total** | **1,536** | **258,015,089.05** | **100.00** | **167,979** | **7.517** | **78.20** | **609** | **52.62** | **40.96** |

## DISTRIBUTION BY FICO

| Fico Score | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| 0-499 | 3 | 431,795.40 | 0.17 | 143,932 | 6.933 | 70.79 | 0 | 69.31 | 41.14 |
| 500-519 | 111 | 16,964,145.11 | 6.57 | 152,830 | 9.281 | 70.46 | 509 | 75.66 | 41.92 |
| 520-539 | 131 | 20,099,822.29 | 7.79 | 153,434 | 8.858 | 74.05 | 531 | 64.43 | 42.35 |
| 540-559 | 134 | 22,067,702.19 | 8.55 | 164,684 | 8.159 | 75.13 | 549 | 74.76 | 40.82 |
| 560-579 | 127 | 19,716,146.74 | 7.64 | 155,245 | 7.905 | 76.91 | 570 | 70.27 | 41.28 |
| 580-599 | 215 | 34,150,429.09 | 13.24 | 158,839 | 7.434 | 79.38 | 589 | 66.33 | 41.56 |
| 600-619 | 186 | 30,676,707.11 | 11.89 | 164,929 | 7.331 | 80.81 | 609 | 63.32 | 41.20 |
| 620-639 | 203 | 36,423,147.63 | 14.12 | 179,424 | 6.812 | 78.38 | 629 | 40.13 | 39.78 |
| 640-659 | 154 | 28,424,454.08 | 11.02 | 184,574 | 7.034 | 80.43 | 649 | 33.74 | 40.67 |
| 660-679 | 98 | 17,899,022.03 | 6.94 | 182,643 | 7.136 | 80.29 | 668 | 25.42 | 39.48 |
| 680-699 | 86 | 15,454,732.34 | 5.99 | 179,706 | 6.794 | 81.36 | 687 | 18.13 | 40.56 |
| 700-719 | 38 | 7,313,137.49 | 2.83 | 192,451 | 6.754 | 79.29 | 710 | 30.56 | 42.50 |
| 720-739 | 22 | 3,481,643.67 | 1.35 | 158,257 | 6.751 | 80.95 | 730 | 27.10 | 40.51 |
| 740-759 | 12 | 1,958,476.62 | 0.76 | 163,206 | 7.276 | 87.46 | 747 | 38.48 | 42.29 |
| 760-779 | 10 | 1,987,332.36 | 0.77 | 198,733 | 6.328 | 81.90 | 766 | 57.39 | 38.61 |
| 780-799 | 6 | 966,394.90 | 0.37 | 161,066 | 6.026 | 69.11 | 787 | 65.87 | 35.66 |
| **Total** | **1,536** | **258,015,089.05** | **100.00** | **167,979** | **7.517** | **78.20** | **609** | **52.62** | **40.96** |

## DISTRIBUTION BY LIEN STATUS

| Lien Status | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| First Lien | 1,536 | 258,015,089.05 | 100.00 | 167,979 | 7.517 | 78.20 | 609 | 52.62 | 40.96 |
| **Total** | **1,536** | **258,015,089.05** | **100.00** | **167,979** | **7.517** | **78.20** | **609** | **52.62** | **40.96** |

## DISTRIBUTION BY ORIGINAL LTV

| Original LTV (%) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| 0.01- 25.00 | 6 | 531,821.63 | 0.21 | 88,637 | 6.811 | 18.62 | 649 | 81.29 | 32.97 |
| 25.01- 30.00 | 5 | 624,842.40 | 0.24 | 124,968 | 8.169 | 26.90 | 595 | 10.22 | 42.10 |
| 30.01- 35.00 | 6 | 1,041,584.81 | 0.40 | 173,597 | 7.512 | 32.52 | 584 | 26.42 | 41.26 |
| 35.01- 40.00 | 6 | 753,120.30 | 0.29 | 125,520 | 7.753 | 38.57 | 605 | 37.61 | 40.88 |
| 40.01- 45.00 | 9 | 1,277,293.07 | 0.50 | 141,921 | 7.387 | 42.14 | 600 | 19.48 | 43.87 |
| 45.01- 50.00 | 35 | 6,436,932.99 | 2.49 | 183,912 | 7.784 | 48.27 | 602 | 41.00 | 41.10 |
| 50.01- 55.00 | 36 | 5,421,347.66 | 2.10 | 150,593 | 8.190 | 52.82 | 582 | 43.69 | 44.52 |
| 55.01- 60.00 | 41 | 7,123,570.60 | 2.76 | 173,746 | 7.959 | 58.06 | 585 | 57.10 | 40.47 |
| 60.01- 65.00 | 68 | 11,394,732.29 | 4.42 | 167,570 | 7.788 | 63.28 | 574 | 52.28 | 41.26 |
| 65.01- 70.00 | 133 | 22,777,330.91 | 8.83 | 171,258 | 8.333 | 68.87 | 581 | 65.38 | 41.82 |
| 70.01- 75.00 | 117 | 20,924,866.93 | 8.11 | 178,845 | 7.589 | 73.94 | 589 | 47.42 | 40.91 |
| 75.01- 80.00 | 545 | 91,806,035.60 | 35.58 | 168,451 | 6.995 | 79.58 | 627 | 46.23 | 40.88 |
| 80.01- 85.00 | 156 | 26,624,246.77 | 10.32 | 170,668 | 7.753 | 84.35 | 580 | 60.20 | 41.33 |
| 85.01- 90.00 | 234 | 38,428,834.77 | 14.89 | 164,226 | 7.588 | 89.67 | 620 | 56.00 | 40.29 |
| 90.01- 95.00 | 101 | 17,108,489.66 | 6.63 | 169,391 | 7.647 | 94.58 | 629 | 63.72 | 40.60 |
| 95.01-100.00 | 38 | 5,740,038.66 | 2.22 | 151,054 | 8.370 | 99.25 | 653 | 65.15 | 39.62 |
| **Total** | **1,536** | **258,015,089.05** | **100.00** | **167,979** | **7.517** | **78.20** | **609** | **52.62** | **40.96** |

## DISTRIBUTION BY DOCUMENTATION TYPE

| Documentation Type | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| Alt Documentation | 6 | 853,156.43 | 0.33 | 142,193 | 7.192 | 83.90 | 580 | 0.00 | 39.90 |
| Full Documentation | 865 | 135,780,146.09 | 52.62 | 156,971 | 7.572 | 78.96 | 591 | 100.00 | 41.34 |
| Limited Documentation | 31 | 5,816,406.76 | 2.25 | 187,626 | 7.838 | 79.53 | 596 | 0.00 | 39.56 |
| No Documentation | 11 | 2,613,581.67 | 1.01 | 237,598 | 6.625 | 69.87 | 635 | 0.00 | 0.00 |
| No Income No Asset | 3 | 1,260,000.00 | 0.49 | 420,000 | 6.861 | 56.19 | 631 | 0.00 | 0.00 |
| No Ratio | 5 | 1,204,769.16 | 0.47 | 240,954 | 6.617 | 70.64 | 635 | 0.00 | 0.00 |
| Stated Documentation | 615 | 110,487,028.94 | 42.82 | 179,654 | 7.473 | 77.69 | 630 | 0.00 | 40.57 |
| **Total** | **1,536** | **258,015,089.05** | **100.00** | **167,979** | **7.517** | **78.20** | **609** | **52.62** | **40.96** |

## DISTRIBUTION BY LOAN PURPOSE

| Loan Purpose | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| Purchase | 541 | 89,820,553.15 | 34.81 | 166,027 | 7.222 | 82.66 | 643 | 38.22 | 40.78 |
| Refinance - Cashout | 921 | 156,406,325.45 | 60.62 | 169,822 | 7.688 | 75.49 | 589 | 59.62 | 41.22 |
| Refinance - Rate/Term | 74 | 11,788,210.45 | 4.57 | 159,300 | 7.489 | 80.23 | 608 | 69.52 | 38.82 |
| **Total** | **1,536** | **258,015,089.05** | **100.00** | **167,979** | **7.517** | **78.20** | **609** | **52.62** | **40.96** |

## DISTRIBUTION BY OCCUPANCY TYPE

| Occupancy Type | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| Non-Owner Occupied | 127 | 18,872,528.66 | 7.31 | 148,603 | 7.720 | 79.25 | 653 | 32.85 | 39.06 |
| Owner Occupied | 1,385 | 235,359,581.88 | 91.22 | 169,935 | 7.505 | 78.16 | 605 | 54.67 | 41.05 |
| Second Home | 24 | 3,782,978.51 | 1.47 | 157,624 | 7.216 | 75.40 | 644 | 24.08 | 44.13 |
| **Total** | **1,536** | **258,015,089.05** | **100.00** | **167,979** | **7.517** | **78.20** | **609** | **52.62** | **40.96** |

## DISTRIBUTION BY PROPERTY TYPE

| Property Type | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| 2 Family | 68 | 14,939,489.58 | 5.79 | 219,698 | 7.568 | 78.79 | 617 | 40.42 | 41.15 |
| 3 Family | 22 | 6,333,293.52 | 2.45 | 287,877 | 7.387 | 72.28 | 646 | 28.50 | 43.69 |
| 4 Family | 11 | 2,458,131.17 | 0.95 | 223,466 | 7.375 | 81.04 | 662 | 31.35 | 41.78 |
| Condo - High Rise>8 Floors | 7 | 1,694,141.99 | 0.66 | 242,020 | 6.473 | 70.65 | 650 | 27.35 | 43.16 |
| Condominium | 108 | 16,502,769.88 | 6.40 | 152,803 | 7.327 | 77.21 | 621 | 47.99 | 40.54 |
| PUD | 168 | 30,458,779.33 | 11.81 | 181,302 | 7.300 | 79.75 | 616 | 49.95 | 40.21 |
| Single Family Residence | 1,115 | 180,087,063.34 | 69.80 | 161,513 | 7.578 | 78.23 | 604 | 55.98 | 40.94 |
| Townhouse | 37 | 5,541,420.24 | 2.15 | 149,768 | 7.691 | 77.73 | 607 | 49.82 | 42.73 |
| **Total** | **1,536** | **258,015,089.05** | **100.00** | **167,979** | **7.517** | **78.20** | **609** | **52.62** | **40.96** |

## DISTRIBUTION BY REMAINING TERM TO MATURITY

| Remaining Term to Maturity (months) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| 0- 180 | 25 | 3,547,478.06 | 1.37 | 141,899 | 6.662 | 69.45 | 647 | 33.26 | 41.57 |
| 181- 240 | 1 | 98,109.86 | 0.04 | 98,110 | 8.250 | 85.00 | 605 | 100.00 | 44.45 |
| 301- 360 | 1,509 | 254,254,980.33 | 98.54 | 168,492 | 7.529 | 78.34 | 608 | 52.86 | 40.94 |
| 421- 480 | 1 | 114,520.80 | 0.04 | 114,521 | 6.375 | 31.08 | 716 | 100.00 | 51.13 |
| **Total** | **1,536** | **258,015,089.05** | **100.00** | **167,979** | **7.517** | **78.20** | **609** | **52.62** | **40.96** |

## DISTRIBUTION BY PRODUCT TYPE

| Product Type | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| 1 YR CMT | 1 | 167,631.38 | 0.06 | 167,631 | 5.500 | 80.00 | 623 | 100.00 | 38.60 |
| 15 YR Balloon | 2 | 140,093.71 | 0.05 | 70,047 | 8.366 | 75.84 | 580 | 100.00 | 37.21 |
| 15 YR Fixed | 23 | 3,407,384.35 | 1.32 | 148,147 | 6.592 | 69.19 | 650 | 30.52 | 41.75 |
| 2/6 MONTH LIBOR | 915 | 147,031,353.91 | 56.99 | 160,690 | 7.891 | 79.46 | 591 | 56.65 | 41.38 |
| 2/6 MONTH LIBOR - 24M IO | 131 | 25,714,872.48 | 9.97 | 196,297 | 7.003 | 82.17 | 650 | 44.81 | 41.05 |
| 20 YR Fixed | 1 | 98,109.86 | 0.04 | 98,110 | 8.250 | 85.00 | 605 | 100.00 | 44.45 |
| 3/1 YR CMT | 24 | 3,711,481.40 | 1.44 | 154,645 | 8.192 | 74.08 | 594 | 61.56 | 41.93 |
| 3/1 YR CMT - 36M IO | 35 | 7,728,375.62 | 3.00 | 220,811 | 6.092 | 77.05 | 635 | 16.13 | 38.58 |
| 3/1 YR LIBOR | 1 | 100,470.30 | 0.04 | 100,470 | 4.250 | 84.79 | 615 | 0.00 | 39.77 |
| 3/6 MONTH LIBOR | 52 | 7,613,238.33 | 2.95 | 146,408 | 7.520 | 79.42 | 592 | 55.41 | 40.64 |
| 3/6 MONTH LIBOR - 36M IO | 28 | 4,674,970.99 | 1.81 | 166,963 | 6.927 | 77.58 | 624 | 47.96 | 37.79 |
| 30 YR Fixed | 265 | 45,564,171.66 | 17.66 | 171,940 | 7.171 | 73.64 | 631 | 53.49 | 40.60 |
| 30 YR Fixed - 120M IO | 1 | 274,000.00 | 0.11 | 274,000 | 6.125 | 59.81 | 787 | 100.00 | 30.19 |
| 30 YR Fixed - 60M IO | 6 | 932,822.02 | 0.36 | 155,470 | 6.779 | 83.42 | 694 | 69.23 | 39.95 |
| 40 YR Fixed | 1 | 114,520.80 | 0.04 | 114,521 | 6.375 | 31.08 | 716 | 100.00 | 51.13 |
| 5/1 YR CMT | 3 | 393,707.84 | 0.15 | 131,236 | 5.725 | 87.06 | 633 | 69.60 | 35.28 |
| 5/1 YR CMT - 60MO IO | 16 | 4,164,582.61 | 1.61 | 260,286 | 6.164 | 71.52 | 637 | 22.95 | 39.86 |
| 5/6 MONTH LIBOR | 1 | 130,669.79 | 0.05 | 130,670 | 6.000 | 80.00 | 626 | 100.00 | 34.69 |
| 5/6 MONTH LIBOR - 60M IO | 9 | 2,315,846.00 | 0.90 | 257,316 | 6.247 | 71.45 | 634 | 24.43 | 38.39 |
| IO2/6LIB | 21 | 3,736,786.00 | 1.45 | 177,942 | 7.381 | 81.82 | 619 | 58.57 | 37.82 |
| **Total** | **1,536** | **258,015,089.05** | **100.00** | **167,979** | **7.517** | **78.20** | **609** | **52.62** | **40.96** |

## DISTRIBUTION BY PREPAYMENT PENALTY TERM

| Prepayment Penalty Term (months) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| 0 | 421 | 75,701,970.26 | 29.34 | 179,815 | 7.395 | 76.16 | 614 | 46.18 | 40.48 |
| 12 | 58 | 10,924,023.19 | 4.23 | 188,345 | 7.840 | 75.30 | 608 | 54.93 | 42.44 |
| 24 | 778 | 127,173,822.35 | 49.29 | 163,463 | 7.597 | 80.32 | 604 | 53.48 | 41.07 |
| 36 | 279 | 44,215,273.25 | 17.14 | 158,478 | 7.417 | 76.31 | 615 | 60.62 | 41.06 |
| **Total** | **1,536** | **258,015,089.05** | **100.00** | **167,979** | **7.517** | **78.20** | **609** | **52.62** | **40.96** |

## DISTRIBUTION BY INITIAL PERIOD RATE CAP

| Intial Period Rate Cap (%) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| 1.500 | 14 | 2,524,098.76 | 1.22 | 180,293 | 7.698 | 86.17 | 577 | 79.26 | 39.42 |
| 2.000 | 72 | 11,728,073.59 | 5.65 | 162,890 | 7.529 | 79.15 | 603 | 53.78 | 42.00 |
| 3.000 | 1,121 | 186,020,991.65 | 89.66 | 165,942 | 7.672 | 79.54 | 602 | 53.03 | 41.07 |
| 5.000 | 29 | 7,004,806.24 | 3.38 | 241,545 | 6.164 | 72.53 | 635 | 27.50 | 38.81 |
| 6.000 | 1 | 206,016.41 | 0.10 | 206,016 | 7.250 | 90.00 | 609 | 100.00 | 32.12 |
| **Total** | **1,237** | **207,483,986.65** | **100.00** | **167,732** | **7.613** | **79.37** | **603** | **52.58** | **41.04** |

## DISTRIBUTION BY PERIODIC RATE CAP

| Subsequent Period Rate Cap (%) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| 1.000 | 1,124 | 186,945,724.79 | 90.10 | 166,322 | 7.698 | 79.58 | 601 | 54.23 | 41.15 |
| 1.500 | 30 | 3,974,313.79 | 1.92 | 132,477 | 7.992 | 87.72 | 591 | 62.56 | 40.13 |
| 2.000 | 83 | 16,563,948.07 | 7.98 | 199,566 | 6.563 | 75.04 | 625 | 31.55 | 39.66 |
| **Total** | **1,237** | **207,483,986.65** | **100.00** | **167,732** | **7.613** | **79.37** | **603** | **52.58** | **41.04** |

## DISTRIBUTION BY GROSS MARGIN

| Gross Margin (%) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| 2.001- 2.500 | 1 | 100,470.30 | 0.05 | 100,470 | 4.250 | 84.79 | 615 | 0.00 | 39.77 |
| 2.501- 3.000 | 79 | 17,456,715.08 | 8.41 | 220,971 | 6.164 | 75.19 | 635 | 22.81 | 38.55 |
| 3.001- 3.500 | 4 | 931,731.04 | 0.45 | 232,933 | 6.364 | 85.52 | 709 | 44.98 | 40.66 |
| 3.501- 4.000 | 4 | 797,153.63 | 0.38 | 199,288 | 5.136 | 64.70 | 649 | 18.47 | 29.77 |
| 4.001- 4.500 | 190 | 35,264,039.66 | 17.00 | 185,600 | 7.142 | 84.64 | 603 | 90.67 | 41.04 |
| 4.501- 5.000 | 326 | 54,445,375.13 | 26.24 | 167,010 | 7.405 | 81.83 | 612 | 34.05 | 41.70 |
| 5.001- 5.500 | 195 | 29,261,297.07 | 14.10 | 150,058 | 7.652 | 80.55 | 614 | 45.06 | 40.49 |
| 5.501- 6.000 | 135 | 22,407,838.18 | 10.80 | 165,984 | 7.612 | 78.00 | 605 | 54.48 | 41.10 |
| 6.001- 6.500 | 116 | 20,885,916.50 | 10.07 | 180,051 | 8.473 | 73.00 | 574 | 67.18 | 42.78 |
| 6.501- 7.000 | 126 | 17,250,558.10 | 8.31 | 136,909 | 9.347 | 72.13 | 569 | 56.13 | 40.92 |
| 7.001- 7.500 | 35 | 4,592,900.67 | 2.21 | 131,226 | 8.809 | 77.55 | 549 | 54.89 | 38.02 |
| 7.501- 8.000 | 26 | 4,089,991.29 | 1.97 | 157,307 | 8.141 | 84.77 | 567 | 58.78 | 40.68 |
| **Total** | **1,237** | **207,483,986.65** | **100.00** | **167,732** | **7.613** | **79.37** | **603** | **52.58** | **41.04** |

## DISTRIBUTION BY MAXIMUM MORTGAGE RATE

| Maximum Mortgage Rate (%) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| 10.001- 10.500 | 3 | 465,932.29 | 0.22 | 155,311 | 4.712 | 79.89 | 658 | 78.44 | 43.79 |
| 10.501- 11.000 | 9 | 1,932,973.32 | 0.93 | 214,775 | 5.316 | 74.67 | 654 | 50.97 | 37.05 |
| 11.001- 11.500 | 23 | 4,853,466.15 | 2.34 | 211,020 | 5.410 | 78.61 | 644 | 51.90 | 42.05 |
| 11.501- 12.000 | 51 | 11,031,786.86 | 5.32 | 216,310 | 5.867 | 77.79 | 645 | 50.21 | 41.50 |
| 12.001- 12.500 | 105 | 21,314,310.14 | 10.27 | 202,993 | 6.362 | 76.01 | 634 | 48.65 | 40.92 |
| 12.501- 13.000 | 170 | 32,119,736.34 | 15.48 | 188,940 | 6.829 | 80.71 | 623 | 55.33 | 41.13 |
| 13.001- 13.500 | 178 | 30,201,661.77 | 14.56 | 169,672 | 7.280 | 79.82 | 606 | 51.03 | 40.08 |
| 13.501- 14.000 | 241 | 41,088,395.84 | 19.80 | 170,491 | 7.702 | 82.52 | 601 | 51.65 | 41.56 |
| 14.001- 14.500 | 132 | 20,615,186.27 | 9.94 | 156,176 | 8.169 | 83.50 | 589 | 51.31 | 41.38 |
| 14.501- 15.000 | 116 | 16,777,071.48 | 8.09 | 144,630 | 8.558 | 81.25 | 584 | 35.45 | 40.05 |
| 15.001- 15.500 | 50 | 6,528,929.09 | 3.15 | 130,579 | 9.155 | 81.78 | 565 | 63.88 | 41.02 |
| 15.501- 16.000 | 59 | 7,457,905.65 | 3.59 | 126,405 | 9.519 | 73.57 | 558 | 72.36 | 42.14 |
| 16.001- 16.500 | 31 | 4,619,561.29 | 2.23 | 149,018 | 10.237 | 66.74 | 534 | 60.24 | 40.86 |
| 16.501- 17.000 | 29 | 4,044,332.18 | 1.95 | 139,460 | 10.646 | 68.83 | 536 | 80.33 | 42.20 |
| 17.001- 17.500 | 15 | 1,829,707.51 | 0.88 | 121,981 | 11.216 | 64.09 | 527 | 68.90 | 40.62 |
| 17.501- 18.000 | 16 | 1,599,736.47 | 0.77 | 99,984 | 11.679 | 67.12 | 518 | 80.06 | 42.06 |
| 18.001- 18.500 | 6 | 547,994.91 | 0.26 | 91,332 | 12.244 | 61.44 | 521 | 44.56 | 40.67 |
| 18.501- 19.000 | 3 | 455,299.09 | 0.22 | 151,766 | 12.729 | 47.98 | 525 | 0.00 | 42.04 |
| **Total** | **1,237** | **207,483,986.65** | **100.00** | **167,732** | **7.613** | **79.37** | **603** | **52.58** | **41.04** |

## DISTRIBUTION BY MINIMUM MORTGAGE RATE

| Minimum Mortgage Rate (%) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| 2.001- 2.500 | 1 | 100,470.30 | 0.05 | 100,470 | 4.250 | 84.79 | 615 | 0.00 | 39.77 |
| 2.501- 3.000 | 78 | 17,368,451.08 | 8.37 | 222,672 | 6.148 | 75.39 | 635 | 22.42 | 38.47 |
| 3.001- 3.500 | 3 | 704,667.73 | 0.34 | 234,889 | 6.522 | 82.47 | 710 | 27.25 | 38.20 |
| 3.501- 4.000 | 3 | 647,250.00 | 0.31 | 215,750 | 5.006 | 61.16 | 624 | 22.75 | 30.71 |
| 4.001- 4.500 | 183 | 33,844,497.91 | 16.31 | 184,943 | 7.110 | 84.32 | 603 | 91.95 | 41.02 |
| 4.501- 5.000 | 322 | 54,492,463.75 | 26.26 | 169,231 | 7.391 | 82.10 | 613 | 34.44 | 41.77 |
| 5.001- 5.500 | 188 | 27,754,253.78 | 13.38 | 147,629 | 7.667 | 80.40 | 613 | 46.01 | 40.52 |
| 5.501- 6.000 | 128 | 20,912,580.02 | 10.08 | 163,380 | 7.643 | 78.03 | 609 | 50.13 | 40.28 |
| 6.001- 6.500 | 105 | 18,354,911.66 | 8.85 | 174,809 | 8.545 | 73.39 | 572 | 66.53 | 43.07 |
| 6.501- 7.000 | 127 | 17,836,491.57 | 8.60 | 140,445 | 9.153 | 72.56 | 573 | 60.53 | 41.19 |
| 7.001- 7.500 | 43 | 6,400,158.69 | 3.08 | 148,841 | 8.212 | 75.96 | 564 | 56.69 | 38.99 |
| 7.501- 8.000 | 36 | 6,265,848.03 | 3.02 | 174,051 | 8.175 | 80.48 | 567 | 65.78 | 41.06 |
| 8.001- 8.500 | 6 | 939,340.66 | 0.45 | 156,557 | 8.540 | 82.79 | 593 | 0.00 | 40.25 |
| 8.501- 9.000 | 11 | 1,635,900.01 | 0.79 | 148,718 | 8.770 | 81.07 | 551 | 52.66 | 43.19 |
| 9.001- 9.500 | 1 | 122,709.74 | 0.06 | 122,710 | 9.250 | 95.00 | 566 | 0.00 | 50.23 |
| 10.001- 10.500 | 1 | 54,212.03 | 0.03 | 54,212 | 10.250 | 75.00 | 500 | 100.00 | 43.65 |
| 10.501- 11.000 | 1 | 49,779.69 | 0.02 | 49,780 | 10.750 | 95.00 | 595 | 100.00 | 50.21 |
| **Total** | **1,237** | **207,483,986.65** | **100.00** | **167,732** | **7.613** | **79.37** | **603** | **52.58** | **41.04** |

## DISTRIBUTION BY ADJUSTMENT DATE

| Next Rate Adjustment Date | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| October-05 | 1 | 167,631.38 | 0.08 | 167,631 | 5.500 | 80.00 | 623 | 100.00 | 38.60 |
| November-05 | 1 | 54,212.03 | 0.03 | 54,212 | 10.250 | 75.00 | 500 | 100.00 | 43.65 |
| December-05 | 1 | 122,709.74 | 0.06 | 122,710 | 9.250 | 95.00 | 566 | 0.00 | 50.23 |
| February-06 | 2 | 217,684.81 | 0.10 | 108,842 | 9.250 | 75.00 | 510 | 100.00 | 37.72 |
| March-06 | 4 | 438,211.62 | 0.21 | 109,553 | 7.954 | 72.32 | 617 | 11.42 | 31.73 |
| April-06 | 3 | 462,029.34 | 0.22 | 154,010 | 6.911 | 82.82 | 622 | 52.25 | 30.14 |
| May-06 | 7 | 1,095,545.87 | 0.53 | 156,507 | 7.696 | 90.01 | 599 | 62.78 | 46.15 |
| June-06 | 14 | 2,567,819.15 | 1.24 | 183,416 | 6.909 | 86.06 | 593 | 84.23 | 41.95 |
| July-06 | 16 | 3,210,268.62 | 1.55 | 200,642 | 7.176 | 85.44 | 608 | 79.60 | 40.63 |
| August-06 | 59 | 11,435,730.79 | 5.51 | 193,826 | 7.450 | 81.87 | 594 | 63.09 | 41.58 |
| September-06 | 99 | 17,976,510.65 | 8.66 | 181,581 | 7.680 | 81.51 | 609 | 48.28 | 40.47 |
| October-06 | 202 | 34,307,980.78 | 16.54 | 169,841 | 7.868 | 80.90 | 599 | 49.63 | 42.09 |
| November-06 | 458 | 73,062,528.99 | 35.21 | 159,525 | 7.817 | 78.11 | 596 | 56.66 | 41.08 |
| December-06 | 201 | 31,531,780.00 | 15.20 | 156,875 | 7.738 | 79.96 | 608 | 53.04 | 41.19 |
| March-07 | 1 | 100,470.30 | 0.05 | 100,470 | 4.250 | 84.79 | 615 | 0.00 | 39.77 |
| April-07 | 2 | 163,181.27 | 0.08 | 81,591 | 8.527 | 89.73 | 641 | 35.16 | 26.80 |
| May-07 | 1 | 68,021.08 | 0.03 | 68,021 | 8.000 | 95.00 | 614 | 0.00 | 50.13 |
| June-07 | 1 | 206,016.41 | 0.10 | 206,016 | 7.250 | 90.00 | 609 | 100.00 | 32.12 |
| July-07 | 9 | 1,369,815.74 | 0.66 | 152,202 | 7.306 | 82.92 | 600 | 40.81 | 44.72 |
| August-07 | 7 | 856,270.55 | 0.41 | 122,324 | 6.751 | 78.71 | 608 | 29.29 | 38.16 |
| September-07 | 27 | 5,498,645.49 | 2.65 | 203,654 | 6.827 | 77.89 | 622 | 39.35 | 40.03 |
| October-07 | 41 | 8,284,186.85 | 3.99 | 202,053 | 6.551 | 76.96 | 615 | 30.00 | 37.81 |
| November-07 | 37 | 5,606,014.95 | 2.70 | 151,514 | 7.638 | 75.91 | 605 | 58.06 | 40.71 |
| December-07 | 14 | 1,675,914.00 | 0.81 | 119,708 | 7.920 | 75.00 | 602 | 60.54 | 42.20 |
| May-09 | 1 | 260,518.67 | 0.13 | 260,519 | 6.000 | 95.00 | 731 | 100.00 | 27.83 |
| September-09 | 6 | 1,981,548.62 | 0.96 | 330,258 | 6.562 | 64.17 | 626 | 0.00 | 38.26 |
| October-09 | 17 | 3,500,304.00 | 1.69 | 205,900 | 6.071 | 76.51 | 635 | 36.11 | 37.66 |
| November-09 | 5 | 1,262,434.95 | 0.61 | 252,487 | 5.828 | 69.97 | 632 | 31.82 | 45.82 |
| **Total** | **1,237** | **207,483,986.65** | **100.00** | **167,732** | **7.613** | **79.37** | **603** | **52.58** | **41.04** |

## DISTRIBUTION BY STATE

| Distribution By State | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| California | 260 | 58,124,483.38 | 22.53 | 223,556 | 7.081 | 74.87 | 622 | 43.11 | 41.68 |
| New York | 139 | 30,392,021.02 | 11.78 | 218,648 | 7.311 | 72.79 | 602 | 49.99 | 42.08 |
| Florida | 183 | 27,033,661.52 | 10.48 | 147,725 | 7.541 | 81.14 | 622 | 50.27 | 40.31 |
| New Jersey | 91 | 19,796,466.90 | 7.67 | 217,544 | 7.608 | 77.66 | 594 | 56.09 | 41.82 |
| Maryland | 55 | 10,402,208.07 | 4.03 | 189,131 | 7.718 | 77.81 | 583 | 60.52 | 40.55 |
| Michigan | 76 | 8,998,396.06 | 3.49 | 118,400 | 8.115 | 84.78 | 609 | 53.04 | 40.04 |
| Virginia | 57 | 8,948,055.67 | 3.47 | 156,983 | 7.477 | 78.11 | 613 | 42.41 | 42.29 |
| Texas | 77 | 8,934,167.29 | 3.46 | 116,028 | 7.867 | 82.47 | 625 | 39.01 | 38.54 |
| Illinois | 45 | 7,337,836.04 | 2.84 | 163,063 | 7.861 | 78.12 | 608 | 61.55 | 39.90 |
| Nevada | 34 | 6,481,659.13 | 2.51 | 190,637 | 7.102 | 80.92 | 622 | 49.87 | 39.41 |
| Washington | 33 | 6,141,349.38 | 2.38 | 186,102 | 7.190 | 81.88 | 601 | 67.91 | 40.23 |
| Georgia | 42 | 5,854,580.37 | 2.27 | 139,395 | 7.720 | 81.60 | 606 | 60.51 | 40.17 |
| Massachusetts | 27 | 5,384,784.20 | 2.09 | 199,436 | 8.134 | 78.70 | 589 | 63.93 | 41.39 |
| Connecticut | 30 | 5,274,133.03 | 2.04 | 175,804 | 7.741 | 77.72 | 619 | 47.80 | 41.45 |
| Ohio | 45 | 4,686,336.73 | 1.82 | 104,141 | 7.575 | 83.10 | 618 | 66.52 | 38.63 |
| Other | 342 | 44,224,950.26 | 17.14 | 129,313 | 7.857 | 80.77 | 597 | 63.19 | 40.53 |
| **Total** | **1,536** | **258,015,089.05** | **100.00** | **167,979** | **7.517** | **78.20** | **609** | **52.62** | **40.96** |

## DISTRIBUTION BY ZIP CODE

| Zip Code | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| 20001 | 5 | 1,330,946.38 | 0.52 | 266,189 | 8.958 | 72.95 | 591 | 17.35 | 39.82 |
| 90650 | 5 | 1,350,043.35 | 0.52 | 270,009 | 6.691 | 73.23 | 624 | 15.40 | 42.89 |
| 95758 | 4 | 1,186,575.61 | 0.46 | 296,644 | 6.795 | 79.81 | 605 | 53.35 | 42.53 |
| 92530 | 4 | 1,126,237.37 | 0.44 | 281,559 | 7.125 | 85.19 | 608 | 51.52 | 44.40 |
| 92592 | 4 | 1,073,244.49 | 0.42 | 268,311 | 8.065 | 72.07 | 618 | 72.79 | 48.42 |
| 90742 | 2 | 1,000,000.00 | 0.39 | 500,000 | 6.500 | 50.00 | 622 | 0.00 | 0.00 |
| 95624 | 4 | 975,090.23 | 0.38 | 243,773 | 6.965 | 81.82 | 639 | 46.67 | 44.32 |
| 20744 | 5 | 961,103.79 | 0.37 | 192,221 | 8.437 | 76.17 | 579 | 56.72 | 38.23 |
| 11550 | 4 | 928,602.65 | 0.36 | 232,151 | 7.709 | 75.79 | 579 | 29.05 | 41.39 |
| 11590 | 3 | 923,947.52 | 0.36 | 307,983 | 7.014 | 77.89 | 672 | 55.74 | 43.63 |
| Other | 1,496 | 247,159,297.66 | 95.79 | 165,213 | 7.520 | 78.36 | 609 | 53.22 | 40.88 |
| **Total** | **1,536** | **258,015,089.05** | **100.00** | **167,979** | **7.517** | **78.20** | **609** | **52.62** | **40.96** |

## The Group II Mortgage Loans ( Non-Conforming Loans)

### Collateral Summary

Statistics listed below and in the tables following are for the Mortgage Loans included in the Statistical Pool and are based on the Cut-Off Date.

| | |
|---|---|
| **Total Scheduled Principal Balance:** | $245,206,291 |
| **Number Of Mortgage Loans:** | 1,108 |
| **Average Scheduled Principal Balance:** | $221,305.32 |
| **Weighted Average Gross Coupon:** | 7.213 % |
| **Weighted Average Net Coupon :** | 6.703 % |
| **Weighted Average Original FICO Score:** | 618 |
| **Weighted Average Original LTV Ratio:** | 77.70 % |
| **Weighted Average Stated Remaining Term:** | 355 months |
| **Weighted Average Seasoning:** | 2 months |
| **Weighted Average Months To Next Adjustment:** | 26 months |
| **Weighted Average Gross Margin(1):** | 4.949 % |
| **Weighted Average Inital Rate Cap(1):** | 2.992 % |
| **Weighted Average Periodic Rate Cap(1):** | 1.137 % |
| **Weighted Average Gross Maximum Lifetime Rate(1):** | 13.386 % |
| **Weighted Average Gross Minimum Lifetime Rate(1):** | 5.046 % |
| **Interest Only:** | 18.58 % |

(1) ARM Loans only

* All references in the tables below to Weighted Average Debt-to-Income Ratio ***exclude*** zero values

# THE GROUP II MORTGAGE LOANS (NON-CONFORMING LOANS)

## DISTRIBUTION BY CURRENT UNPAID PRINCIPAL BALANCE

| Current Unpaid Principal Balance ($) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| 0.01- 50,000.00 | 66 | 2,599,455.39 | 1.06 | 39,386 | 9.301 | 72.42 | 582 | 69.06 | 27.27 |
| 50,000.01- 100,000.00 | 206 | 15,680,565.67 | 6.39 | 76,119 | 8.249 | 77.78 | 610 | 57.40 | 32.73 |
| 100,000.01- 150,000.00 | 204 | 25,134,806.68 | 10.25 | 123,210 | 7.752 | 76.35 | 601 | 64.03 | 34.59 |
| 150,000.01- 200,000.00 | 154 | 26,943,646.30 | 10.99 | 174,959 | 7.533 | 78.12 | 605 | 51.25 | 35.12 |
| 200,000.01- 250,000.00 | 95 | 21,274,524.25 | 8.68 | 223,942 | 7.492 | 77.52 | 606 | 50.67 | 39.09 |
| 250,000.01- 300,000.00 | 78 | 21,586,955.88 | 8.80 | 276,756 | 7.231 | 77.33 | 606 | 50.84 | 39.09 |
| 300,000.01- 350,000.00 | 59 | 19,413,168.37 | 7.92 | 329,037 | 6.807 | 77.36 | 616 | 37.62 | 41.36 |
| 350,000.01- 400,000.00 | 100 | 37,456,245.94 | 15.28 | 374,562 | 6.906 | 80.75 | 617 | 41.05 | 41.03 |
| 400,000.01- 450,000.00 | 49 | 20,908,557.82 | 8.53 | 426,705 | 6.957 | 79.24 | 635 | 44.67 | 42.14 |
| 450,000.01- 500,000.00 | 40 | 19,342,090.59 | 7.89 | 483,552 | 6.578 | 77.80 | 628 | 45.00 | 39.15 |
| 500,000.01- 550,000.00 | 16 | 8,446,507.08 | 3.44 | 527,907 | 6.517 | 77.21 | 644 | 37.58 | 43.53 |
| 550,000.01- 600,000.00 | 14 | 8,105,101.09 | 3.31 | 578,936 | 6.886 | 80.59 | 629 | 49.98 | 45.67 |
| 600,000.01- 650,000.00 | 15 | 9,537,813.46 | 3.89 | 635,854 | 6.758 | 72.55 | 649 | 32.96 | 42.13 |
| 650,000.01- 700,000.00 | 5 | 3,388,108.71 | 1.38 | 677,622 | 7.047 | 76.05 | 663 | 39.73 | 42.63 |
| 700,000.01- 750,000.00 | 4 | 2,920,770.05 | 1.19 | 730,193 | 7.316 | 68.31 | 659 | 50.33 | 36.68 |
| 750,000.01- 800,000.00 | 1 | 775,000.00 | 0.32 | 775,000 | 6.250 | 67.39 | 599 | 100.00 | 16.75 |
| 800,000.01- 850,000.00 | 1 | 824,512.92 | 0.34 | 824,513 | 8.625 | 75.00 | 661 | 0.00 | 38.59 |
| 850,000.01- 900,000.00 | 1 | 868,460.59 | 0.35 | 868,461 | 6.625 | 52.73 | 632 | 0.00 | 0.00 |
| **Total** | **1,108** | **245,206,290.79** | **100.00** | **221,305** | **7.213** | **77.70** | **618** | **47.77** | **38.91** |

## DISTRIBUTION BY CURRENT GROSS MORTGAGE RATE

| Current Gross Mortgage Rate (%) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| 4.500- 4.999 | 7 | 2,378,626.73 | 0.97 | 339,804 | 4.790 | 66.51 | 677 | 47.62 | 35.26 |
| 5.000- 5.499 | 18 | 7,213,247.41 | 2.94 | 400,736 | 5.208 | 73.04 | 643 | 47.51 | 37.24 |
| 5.500- 5.999 | 54 | 20,648,587.54 | 8.42 | 382,381 | 5.724 | 77.82 | 649 | 44.46 | 39.36 |
| 6.000- 6.499 | 121 | 36,443,204.57 | 14.86 | 301,184 | 6.233 | 75.13 | 650 | 42.36 | 40.35 |
| 6.500- 6.999 | 201 | 45,732,574.73 | 18.65 | 227,525 | 6.715 | 77.28 | 632 | 45.87 | 39.23 |
| 7.000- 7.499 | 152 | 38,686,608.17 | 15.78 | 254,517 | 7.199 | 78.93 | 620 | 49.64 | 39.49 |
| 7.500- 7.999 | 190 | 40,990,491.16 | 16.72 | 215,739 | 7.690 | 80.27 | 590 | 55.56 | 39.33 |
| 8.000- 8.499 | 103 | 18,231,464.80 | 7.44 | 177,005 | 8.189 | 81.53 | 613 | 42.14 | 38.89 |
| 8.500- 8.999 | 113 | 17,483,195.31 | 7.13 | 154,719 | 8.675 | 79.89 | 579 | 40.92 | 37.60 |
| 9.000- 9.499 | 49 | 6,210,873.97 | 2.53 | 126,753 | 9.126 | 79.51 | 582 | 50.64 | 35.37 |
| 9.500- 9.999 | 35 | 4,424,073.40 | 1.80 | 126,402 | 9.676 | 70.95 | 565 | 47.61 | 37.31 |
| 10.000- 10.499 | 22 | 2,833,459.45 | 1.16 | 128,794 | 10.148 | 69.19 | 544 | 58.44 | 33.50 |
| 10.500- 10.999 | 18 | 2,008,466.26 | 0.82 | 111,581 | 10.762 | 68.34 | 536 | 90.70 | 38.97 |
| 11.000- 11.499 | 11 | 902,083.30 | 0.37 | 82,008 | 11.231 | 65.32 | 521 | 88.14 | 28.44 |
| 11.500- 11.999 | 2 | 157,720.17 | 0.06 | 78,860 | 11.875 | 66.79 | 510 | 100.00 | 23.82 |
| 12.000- 12.499 | 9 | 657,800.58 | 0.27 | 73,089 | 12.227 | 61.72 | 527 | 73.40 | 36.49 |
| 12.500- 12.999 | 3 | 203,813.24 | 0.08 | 67,938 | 12.722 | 51.23 | 510 | 0.00 | 31.61 |
| **Total** | **1,108** | **245,206,290.79** | **100.00** | **221,305** | **7.213** | **77.70** | **618** | **47.77** | **38.91** |

## DISTRIBUTION BY FICO

| Fico Score | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| 0-499 | 4 | 1,090,482.12 | 0.44 | 272,621 | 5.949 | 80.87 | 0 | 14.28 | 28.7 |
| 500-519 | 69 | 10,627,908.11 | 4.33 | 154,028 | 9.136 | 69.46 | 509 | 68.71 | 39.4 |
| 520-539 | 78 | 13,107,858.28 | 5.35 | 168,049 | 8.409 | 74.16 | 529 | 75.69 | 38.8 |
| 540-559 | 94 | 18,628,332.17 | 7.60 | 198,174 | 8.113 | 77.26 | 550 | 67.63 | 38.4 |
| 560-579 | 98 | 18,472,623.05 | 7.53 | 188,496 | 7.849 | 77.93 | 570 | 65.96 | 39.5 |
| 580-599 | 136 | 28,549,161.57 | 11.64 | 209,920 | 7.285 | 80.24 | 590 | 66.48 | 39.1 |
| 600-619 | 125 | 27,841,794.07 | 11.35 | 222,734 | 7.090 | 79.35 | 609 | 60.61 | 38.7 |
| 620-639 | 177 | 47,319,060.55 | 19.30 | 267,339 | 6.557 | 77.69 | 629 | 35.89 | 38.4 |
| 640-659 | 114 | 30,127,526.54 | 12.29 | 264,277 | 6.783 | 77.93 | 648 | 30.39 | 40.4 |
| 660-679 | 104 | 21,969,447.83 | 8.96 | 211,245 | 6.972 | 78.55 | 668 | 21.36 | 37.6 |
| 680-699 | 45 | 9,036,680.47 | 3.69 | 200,815 | 6.904 | 77.40 | 687 | 9.93 | 42.1 |
| 700-719 | 23 | 7,131,511.26 | 2.91 | 310,066 | 6.716 | 76.79 | 709 | 27.48 | 37.6 |
| 720-739 | 14 | 3,999,500.02 | 1.63 | 285,679 | 6.780 | 76.30 | 731 | 49.53 | 39.3 |
| 740-759 | 13 | 2,926,796.00 | 1.19 | 225,138 | 6.802 | 79.31 | 753 | 36.22 | 28.9 |
| 760-779 | 8 | 2,294,802.73 | 0.94 | 286,850 | 6.242 | 75.85 | 771 | 81.13 | 38.0 |
| 780-799 | 4 | 1,405,409.41 | 0.57 | 351,352 | 6.667 | 78.47 | 794 | 37.28 | 35.7 |
| 800-1000 | 2 | 677,396.61 | 0.28 | 338,698 | 6.632 | 83.60 | 807 | 0.00 | 48.8 |
| **Total** | **1,108** | **245,206,290.79** | **100.00** | **221,305** | **7.213** | **77.70** | **618** | **47.77** | **38.91** |

## DISTRIBUTION BY LIEN STATUS

| Lien Status | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| First Lien | 1,108 | 245,206,290.79 | 100.00 | 221,305 | 7.213 | 77.70 | 618 | 47.77 | 38.91 |
| **Total** | **1,108** | **245,206,290.79** | **100.00** | **221,305** | **7.213** | **77.70** | **618** | **47.77** | **38.91** |

## DISTRIBUTION BY ORIGINAL LTV

| Original LTV (%) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| 0.01- 25.00 | 3 | 180,715.36 | 0.07 | 60,238 | 8.139 | 17.66 | 653 | 100.00 | 34.00 |
| 25.01- 30.00 | 3 | 301,312.28 | 0.12 | 100,437 | 7.160 | 27.02 | 618 | 33.13 | 15.74 |
| 30.01- 35.00 | 9 | 1,259,230.13 | 0.51 | 139,914 | 7.221 | 32.67 | 596 | 42.78 | 21.11 |
| 35.01- 40.00 | 15 | 1,979,355.08 | 0.81 | 131,957 | 7.859 | 38.15 | 616 | 25.88 | 36.25 |
| 40.01- 45.00 | 11 | 2,075,580.16 | 0.85 | 188,689 | 7.183 | 43.10 | 612 | 8.93 | 32.22 |
| 45.01- 50.00 | 22 | 3,918,990.69 | 1.60 | 178,136 | 7.349 | 48.59 | 629 | 31.80 | 35.76 |
| 50.01- 55.00 | 20 | 3,963,629.76 | 1.62 | 198,181 | 7.097 | 52.98 | 621 | 28.77 | 33.51 |
| 55.01- 60.00 | 39 | 8,074,475.61 | 3.29 | 207,038 | 7.402 | 57.96 | 601 | 37.21 | 37.74 |
| 60.01- 65.00 | 54 | 12,066,131.19 | 4.92 | 223,447 | 7.245 | 63.45 | 610 | 46.50 | 39.31 |
| 65.01- 70.00 | 93 | 21,048,963.96 | 8.58 | 226,333 | 7.590 | 68.58 | 592 | 45.76 | 37.86 |
| 70.01- 75.00 | 83 | 20,201,000.27 | 8.24 | 243,386 | 7.436 | 74.02 | 598 | 42.44 | 38.22 |
| 75.01- 80.00 | 375 | 96,056,078.16 | 39.17 | 256,150 | 6.813 | 79.53 | 634 | 41.98 | 41.18 |
| 80.01- 85.00 | 100 | 18,914,617.97 | 7.71 | 189,146 | 7.360 | 84.30 | 589 | 67.37 | 36.57 |
| 85.01- 90.00 | 195 | 40,610,651.41 | 16.56 | 208,260 | 7.576 | 89.64 | 615 | 58.85 | 37.46 |
| 90.01- 95.00 | 63 | 11,289,157.95 | 4.60 | 179,193 | 7.414 | 94.40 | 629 | 64.21 | 39.75 |
| 95.01-100.00 | 23 | 3,266,400.81 | 1.33 | 142,017 | 8.073 | 98.60 | 637 | 67.13 | 38.24 |
| **Total** | **1,108** | **245,206,290.79** | **100.00** | **221,305** | **7.213** | **77.70** | **618** | **47.77** | **38.91** |

## DISTRIBUTION BY DOCUMENTATION TYPE

| Documentation Type | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| Alt Documentation | 6 | 1,052,468.87 | 0.43 | 175,411 | 7.530 | 82.80 | 556 | 0.00 | 38.63 |
| Full Documentation | 588 | 117,134,674.89 | 47.77 | 199,209 | 7.278 | 79.49 | 600 | 100.00 | 39.20 |
| Limited Documentation | 15 | 3,303,392.72 | 1.35 | 220,226 | 7.636 | 84.07 | 591 | 0.00 | 28.33 |
| No Documentation | 66 | 13,077,287.83 | 5.33 | 198,141 | 6.496 | 71.41 | 659 | 0.00 | 0.00 |
| No Income No Asset | 10 | 3,052,281.03 | 1.24 | 305,228 | 6.432 | 77.86 | 642 | 0.00 | 0.00 |
| No Ratio | 19 | 3,160,363.79 | 1.29 | 166,335 | 6.681 | 72.27 | 652 | 0.00 | 0.00 |
| Stated Documentation | 404 | 104,425,821.66 | 42.59 | 258,480 | 7.251 | 76.39 | 632 | 0.00 | 38.93 |
| **Total** | **1,108** | **245,206,290.79** | **100.00** | **221,305** | **7.213** | **77.70** | **618** | **47.77** | **38.91** |

## DISTRIBUTION BY LOAN PURPOSE

| Loan Purpose | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| Purchase | 377 | 83,342,440.69 | 33.99 | 221,067 | 7.064 | 81.32 | 645 | 39.19 | 39.86 |
| Refinance - Cashout | 679 | 148,393,880.94 | 60.52 | 218,548 | 7.329 | 75.94 | 602 | 52.04 | 38.36 |
| Refinance - Rate/Term | 52 | 13,469,969.16 | 5.49 | 259,038 | 6.857 | 74.74 | 623 | 53.83 | 39.35 |
| **Total** | **1,108** | **245,206,290.79** | **100.00** | **221,305** | **7.213** | **77.70** | **618** | **47.77** | **38.91** |

## DISTRIBUTION BY OCCUPANCY TYPE

| Occupancy Type | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| Non-Owner Occupied | 122 | 17,034,777.04 | 6.95 | 139,629 | 7.865 | 79.36 | 649 | 31.92 | 30.52 |
| Owner Occupied | 977 | 225,969,393.30 | 92.15 | 231,289 | 7.163 | 77.61 | 615 | 49.12 | 39.59 |
| Second Home | 9 | 2,202,120.45 | 0.90 | 244,680 | 7.227 | 74.44 | 646 | 32.21 | 38.37 |
| **Total** | **1,108** | **245,206,290.79** | **100.00** | **221,305** | **7.213** | **77.70** | **618** | **47.77** | **38.91** |

## DISTRIBUTION BY PROPERTY TYPE

| Property Type | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| 2 Family | 61 | 14,516,146.51 | 5.92 | 237,970 | 7.406 | 77.87 | 628 | 42.07 | 36.42 |
| 3 Family | 12 | 3,045,736.63 | 1.24 | 253,811 | 7.324 | 77.43 | 654 | 21.79 | 39.87 |
| 4 Family | 8 | 2,849,614.26 | 1.16 | 356,202 | 7.162 | 68.89 | 642 | 32.32 | 40.61 |
| Co-Op | 1 | 71,842.22 | 0.03 | 71,842 | 8.750 | 37.90 | 644 | 0.00 | 21.77 |
| Condo - High Rise>8 Floors | 3 | 869,834.99 | 0.35 | 289,945 | 5.684 | 80.29 | 652 | 38.13 | 27.00 |
| Condominium | 71 | 15,460,181.66 | 6.30 | 217,749 | 7.413 | 79.04 | 633 | 37.28 | 40.09 |
| PUD | 130 | 32,728,038.36 | 13.35 | 251,754 | 7.104 | 79.14 | 615 | 48.61 | 40.23 |
| Single Family Residence | 802 | 172,657,346.02 | 70.41 | 215,283 | 7.199 | 77.52 | 615 | 49.93 | 38.82 |
| Townhouse | 20 | 3,007,550.14 | 1.23 | 150,378 | 7.588 | 73.26 | 613 | 41.17 | 37.63 |
| **Total** | **1,108** | **245,206,290.79** | **100.00** | **221,305** | **7.213** | **77.70** | **618** | **47.77** | **38.91** |

## DISTRIBUTION BY REMAINING TERM TO MATURITY

| Remaining Term to Maturity (months) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| 0- 180 | 27 | 3,584,799.48 | 1.46 | 132,770 | 6.816 | 61.38 | 641 | 10.42 | 35.70 |
| 181- 240 | 2 | 230,506.91 | 0.09 | 115,253 | 6.990 | 83.85 | 610 | 76.92 | 31.20 |
| 301- 360 | 1,078 | 241,319,142.18 | 98.41 | 223,858 | 7.218 | 77.95 | 617 | 48.31 | 38.97 |
| 421- 480 | 1 | 71,842.22 | 0.03 | 71,842 | 8.750 | 37.90 | 644 | 0.00 | 21.77 |
| **Total** | **1,108** | **245,206,290.79** | **100.00** | **221,305** | **7.213** | **77.70** | **618** | **47.77** | **38.91** |

## DISTRIBUTION BY PRODUCT TYPE

| Product Type | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| 1 YR CMT | 2 | 577,528.32 | 0.24 | 288,764 | 6.316 | 95.00 | 649 | 36.81 | 35.8 |
| 10/6 MONTH LIBOR | 1 | 442,698.76 | 0.18 | 442,699 | 6.125 | 60.00 | 632 | 0.00 | 41.4 |
| 15 YR Balloon | 1 | 56,837.53 | 0.02 | 56,838 | 10.990 | 20.00 | 601 | 100.00 | 46.3 |
| 15 YR Fixed | 26 | 3,527,961.95 | 1.44 | 135,691 | 6.749 | 62.04 | 641 | 8.98 | 35.4 |
| 2/6 MONTH LIBOR | 635 | 125,949,109.56 | 51.36 | 198,345 | 7.621 | 79.47 | 598 | 56.29 | 38.5 |
| 2/6 MONTH LIBOR - 24M IO | 41 | 18,991,740.41 | 7.75 | 463,213 | 7.174 | 79.81 | 648 | 42.57 | 42.2 |
| 20 YR Fixed | 2 | 230,506.91 | 0.09 | 115,253 | 6.990 | 83.85 | 610 | 76.92 | 31.2 |
| 3/1 YR CMT | 22 | 6,011,375.61 | 2.45 | 273,244 | 6.528 | 71.90 | 626 | 27.98 | 36.6 |
| 3/1 YR CMT - 36M IO | 28 | 12,495,064.22 | 5.10 | 446,252 | 5.775 | 78.88 | 632 | 37.08 | 41.0 |
| 3/1 YR LIBOR | 1 | 300,836.54 | 0.12 | 300,837 | 4.500 | 95.01 | 610 | 100.00 | 29.4 |
| 3/6 MONTH LIBOR | 47 | 10,690,663.58 | 4.36 | 227,461 | 7.321 | 79.44 | 594 | 40.31 | 40.4 |
| 3/6 MONTH LIBOR - 36M IO | 17 | 7,525,518.00 | 3.07 | 442,678 | 6.201 | 74.15 | 637 | 18.26 | 44.7 |
| 30 YR Fixed | 263 | 50,028,622.02 | 20.40 | 190,223 | 6.989 | 74.05 | 646 | 47.20 | 37.0 |
| 30 YR Fixed - 60M IO | 2 | 524,000.00 | 0.21 | 262,000 | 6.226 | 76.51 | 751 | 100.00 | 37.3 |
| 40 YR Fixed | 1 | 71,842.22 | 0.03 | 71,842 | 8.750 | 37.90 | 644 | 0.00 | 21.7 |
| 5/1 YR CMT | 3 | 1,305,660.22 | 0.53 | 435,220 | 5.933 | 76.15 | 633 | 27.85 | 35.8 |
| 5/1 YR CMT - 60MO IO | 6 | 3,024,556.29 | 1.23 | 504,093 | 6.653 | 81.35 | 626 | 0.00 | 40.3 |
| 5/1 YR LIBOR | 3 | 456,245.00 | 0.19 | 152,082 | 5.302 | 61.20 | 614 | 32.72 | 23.3 |
| 5/6 MONTH LIBOR - 60M IO | 6 | 2,583,023.65 | 1.05 | 430,504 | 6.104 | 78.07 | 641 | 17.03 | 43.9 |
| 7/6 MONTH LIBOR - 84M IO | 1 | 412,500.00 | 0.17 | 412,500 | 6.875 | 72.37 | 633 | 0.00 | 44.2 |
| **Total** | **1,108** | **245,206,290.79** | **100.00** | **221,305** | **7.213** | **77.70** | **618** | **47.77** | **38.9** |

## DISTRIBUTION BY PREPAYMENT PENALTY TERM

| Prepayment Penalty Term (months) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| 0 | 402 | 96,337,106.86 | 39.29 | 239,645 | 7.014 | 76.19 | 630 | 36.87 | 39.3 |
| 12 | 55 | 15,490,530.01 | 6.32 | 281,646 | 7.406 | 75.53 | 626 | 44.23 | 37.2 |
| 24 | 470 | 97,031,084.96 | 39.57 | 206,449 | 7.459 | 79.70 | 602 | 57.08 | 38.9 |
| 36 | 177 | 35,730,665.48 | 14.57 | 201,868 | 7.005 | 77.25 | 621 | 52.96 | 38.5 |
| 60 | 4 | 616,903.48 | 0.25 | 154,226 | 6.823 | 80.02 | 661 | 73.83 | 40.7 |
| **Total** | **1,108** | **245,206,290.79** | **100.00** | **221,305** | **7.213** | **77.70** | **618** | **47.77** | **38.91** |

## DISTRIBUTION BY INITIAL PERIOD RATE CAP

| Intial Period Rate Cap (%) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| 1.500 | 12 | 2,887,185.19 | 1.51 | 240,599 | 6.927 | 84.16 | 606 | 59.58 | 32.3 |
| 2.000 | 66 | 14,306,143.47 | 7.50 | 216,760 | 7.313 | 76.62 | 606 | 51.99 | 40.9 |
| 3.000 | 714 | 165,123,184.77 | 86.56 | 231,265 | 7.335 | 79.19 | 608 | 49.73 | 39.3 |
| 5.000 | 20 | 8,224,683.92 | 4.31 | 411,234 | 6.274 | 76.78 | 632 | 11.59 | 39.9 |
| 6.000 | 1 | 225,322.81 | 0.12 | 225,323 | 7.500 | 80.71 | 516 | 100.00 | 24.8 |
| **Total** | **813** | **190,766,520.16** | **100.00** | **234,645** | **7.281** | **78.97** | **609** | **48.46** | **39.3** |

## DISTRIBUTION BY PERIODIC RATE CAP

| Subsequent Period Rate Cap (%) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| 1.000 | 728 | 162,833,532.10 | 85.36 | 223,672 | 7.464 | 79.05 | 607 | 50.81 | 39.5 |
| 1.500 | 18 | 3,476,445.86 | 1.82 | 193,136 | 7.121 | 85.15 | 599 | 60.02 | 33.7 |
| 2.000 | 67 | 24,456,542.20 | 12.82 | 365,023 | 6.085 | 77.56 | 628 | 31.19 | 38.7 |
| **Total** | **813** | **190,766,520.16** | **100.00** | **234,645** | **7.281** | **78.97** | **609** | **48.46** | **39.3** |

## DISTRIBUTION BY GROSS MARGIN

| Gross Margin (%) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| 2.001- 2.500 | 4 | 757,081.54 | 0.40 | 189,270 | 4.984 | 74.63 | 612 | 59.45 | 25.7 |
| 2.501- 3.000 | 68 | 29,749,218.10 | 15.59 | 437,489 | 5.851 | 77.37 | 635 | 25.23 | 40.7 |
| 3.001- 3.500 | 6 | 1,459,979.83 | 0.77 | 243,330 | 5.863 | 82.34 | 676 | 48.60 | 38.4 |
| 3.501- 4.000 | 1 | 442,850.00 | 0.23 | 442,850 | 7.250 | 85.00 | 639 | 0.00 | 23.1 |
| 4.001- 4.500 | 113 | 27,954,336.58 | 14.65 | 247,384 | 7.100 | 83.39 | 595 | 87.85 | 40.3 |
| 4.501- 5.000 | 185 | 41,372,181.35 | 21.69 | 223,633 | 7.366 | 82.53 | 613 | 38.26 | 39.4 |
| 5.001- 5.500 | 139 | 31,930,803.64 | 16.74 | 229,718 | 7.404 | 77.73 | 617 | 44.16 | 40.0 |
| 5.501- 6.000 | 106 | 22,694,188.28 | 11.90 | 214,096 | 7.719 | 76.72 | 618 | 35.43 | 35.6 |
| 6.001- 6.500 | 72 | 16,058,446.41 | 8.42 | 223,034 | 8.010 | 73.96 | 587 | 66.74 | 41.0 |
| 6.501- 7.000 | 83 | 13,856,431.74 | 7.26 | 166,945 | 8.486 | 75.63 | 573 | 54.38 | 38.8 |
| 7.001- 7.500 | 12 | 1,065,847.03 | 0.56 | 88,821 | 9.829 | 61.20 | 553 | 29.02 | 37.5 |
| 7.501- 8.000 | 11 | 1,266,555.63 | 0.66 | 115,141 | 8.145 | 86.75 | 581 | 66.42 | 37.1 |
| 8.001- 8.500 | 7 | 1,074,281.16 | 0.56 | 153,469 | 8.070 | 76.08 | 533 | 87.97 | 34.1 |
| 8.501- 9.000 | 3 | 412,954.74 | 0.22 | 137,652 | 8.484 | 82.14 | 550 | 57.45 | 42.0 |
| 9.001- 9.500 | 3 | 671,364.13 | 0.35 | 223,788 | 8.044 | 81.47 | 581 | 100.00 | 47.6 |
| **Total** | **813** | **190,766,520.16** | **100.00** | **234,645** | **7.281** | **78.97** | **609** | **48.46** | **39.3** |

## DISTRIBUTION BY MAXIMUM MORTGAGE RATE

| Maximum Mortgage Rate (%) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| 9.501- 10.000 | 1 | 149,274.57 | 0.08 | 149,275 | 5.000 | 33.33 | 616 | 100.00 | 13.4 |
| 10.001- 10.500 | 2 | 485,324.33 | 0.25 | 242,662 | 4.785 | 88.43 | 608 | 61.99 | 30.0 |
| 10.501- 11.000 | 3 | 976,281.36 | 0.51 | 325,427 | 4.985 | 64.10 | 633 | 37.64 | 38.7 |
| 11.001- 11.500 | 23 | 10,366,949.26 | 5.43 | 450,737 | 5.368 | 75.67 | 643 | 37.96 | 38.0 |
| 11.501- 12.000 | 44 | 17,021,562.25 | 8.92 | 386,854 | 5.825 | 79.15 | 642 | 45.15 | 40.4 |
| 12.001- 12.500 | 76 | 23,231,612.23 | 12.18 | 305,679 | 6.319 | 80.40 | 635 | 40.81 | 41.2 |
| 12.501- 13.000 | 100 | 25,490,213.69 | 13.36 | 254,902 | 6.806 | 78.76 | 618 | 56.21 | 39.6 |
| 13.001- 13.500 | 131 | 34,478,914.44 | 18.07 | 263,198 | 7.204 | 79.77 | 615 | 51.38 | 40.2 |
| 13.501- 14.000 | 124 | 27,901,644.59 | 14.63 | 225,013 | 7.696 | 80.71 | 595 | 53.83 | 39.2 |
| 14.001- 14.500 | 100 | 20,134,183.78 | 10.55 | 201,342 | 8.110 | 78.57 | 594 | 42.63 | 39.2 |
| 14.501- 15.000 | 86 | 14,783,903.63 | 7.75 | 171,906 | 8.550 | 82.08 | 587 | 40.15 | 37.3 |
| 15.001- 15.500 | 40 | 5,660,473.12 | 2.97 | 141,512 | 9.002 | 77.83 | 576 | 44.76 | 37.4 |
| 15.501- 16.000 | 40 | 5,327,171.60 | 2.79 | 133,179 | 9.474 | 74.04 | 547 | 56.95 | 38.6 |
| 16.001- 16.500 | 15 | 1,754,490.77 | 0.92 | 116,966 | 10.149 | 68.43 | 538 | 50.34 | 31.6 |
| 16.501- 17.000 | 11 | 1,497,204.24 | 0.78 | 136,109 | 10.817 | 66.42 | 531 | 90.47 | 39.8 |
| 17.001- 17.500 | 8 | 775,096.14 | 0.41 | 96,887 | 11.269 | 66.87 | 512 | 95.36 | 29.6 |
| 17.501- 18.000 | 2 | 157,720.17 | 0.08 | 78,860 | 11.875 | 66.79 | 510 | 100.00 | 23.8 |
| 18.001- 18.500 | 5 | 421,086.75 | 0.22 | 84,217 | 12.280 | 62.44 | 534 | 58.45 | 39.2 |
| 18.501- 19.000 | 2 | 153,413.24 | 0.08 | 76,707 | 12.794 | 45.06 | 513 | 0.00 | 36.7 |
| **Total** | **813** | **190,766,520.16** | **100.00** | **234,645** | **7.281** | **78.97** | **609** | **48.46** | **39.3** |

## DISTRIBUTION BY MINIMUM MORTGAGE RATE

| Minimum Mortgage Rate (%) | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| 2.001- 2.500 | 4 | 757,081.54 | 0.40 | 189,270 | 4.984 | 74.63 | 612 | 59.45 | 25.7 |
| 2.501- 3.000 | 68 | 29,749,218.10 | 15.59 | 437,489 | 5.851 | 77.37 | 635 | 25.23 | 40.7 |
| 3.001- 3.500 | 5 | 1,296,653.56 | 0.68 | 259,331 | 5.862 | 82.63 | 682 | 42.12 | 38.7 |
| 3.501- 4.000 | 1 | 442,850.00 | 0.23 | 442,850 | 7.250 | 85.00 | 639 | 0.00 | 23.1 |
| 4.001- 4.500 | 110 | 27,131,648.22 | 14.22 | 246,651 | 7.084 | 83.46 | 596 | 88.79 | 40.6 |
| 4.501- 5.000 | 181 | 40,904,194.36 | 21.44 | 225,990 | 7.388 | 82.61 | 614 | 37.45 | 39.2 |
| 5.001- 5.500 | 132 | 30,056,951.09 | 15.76 | 227,704 | 7.396 | 77.48 | 617 | 43.84 | 39.8 |
| 5.501- 6.000 | 101 | 20,657,915.28 | 10.83 | 204,534 | 7.764 | 76.03 | 618 | 36.28 | 35.3 |
| 6.001- 6.500 | 69 | 15,059,332.16 | 7.89 | 218,251 | 8.011 | 74.37 | 592 | 62.82 | 39.5 |
| 6.501- 7.000 | 91 | 15,914,544.60 | 8.34 | 174,885 | 8.313 | 76.53 | 577 | 55.35 | 39.6 |
| 7.001- 7.500 | 18 | 3,004,075.23 | 1.57 | 166,893 | 8.071 | 70.89 | 591 | 41.80 | 41.3 |
| 7.501- 8.000 | 12 | 2,067,091.06 | 1.08 | 172,258 | 7.961 | 83.53 | 578 | 72.55 | 41.9 |
| 8.001- 8.500 | 8 | 1,429,825.58 | 0.75 | 178,728 | 8.115 | 77.05 | 544 | 66.09 | 37.5 |
| 8.501- 9.000 | 6 | 636,083.32 | 0.33 | 106,014 | 8.560 | 86.65 | 573 | 37.30 | 40.0 |
| 9.001- 9.500 | 2 | 566,407.00 | 0.30 | 283,204 | 7.612 | 87.39 | 590 | 100.00 | 49.5 |
| 9.501- 10.000 | 1 | 104,957.13 | 0.06 | 104,957 | 10.375 | 49.53 | 534 | 100.00 | 37.0 |
| 10.501- 11.000 | 1 | 279,721.26 | 0.15 | 279,721 | 6.000 | 69.14 | 561 | 100.00 | 36.2 |
| 13.001- 13.500 | 1 | 260,558.45 | 0.14 | 260,558 | 6.375 | 80.00 | 576 | 100.00 | 50.0 |
| 14.001- 14.500 | 1 | 275,508.65 | 0.14 | 275,509 | 8.375 | 80.00 | 521 | 100.00 | 28.9 |
| 15.001- 15.500 | 1 | 171,903.57 | 0.09 | 171,904 | 8.875 | 80.00 | 518 | 100.00 | 49.6 |
| **Total** | **813** | **190,766,520.16** | **100.00** | **234,645** | **7.281** | **78.97** | **609** | **48.46** | **39.3** |

## DISTRIBUTION BY ADJUSTMENT DATE

| Next Rate Adjustment Date | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| April-05 | 1 | 364,940.16 | 0.19 | 364,940 | 6.500 | 95.00 | 656 | 0.00 | 33.9 |
| November-05 | 1 | 212,588.16 | 0.11 | 212,588 | 6.000 | 95.00 | 636 | 100.00 | 39.1 |
| January-06 | 2 | 344,664.08 | 0.18 | 172,332 | 7.835 | 87.07 | 591 | 100.00 | 50.1 |
| February-06 | 1 | 268,471.36 | 0.14 | 268,471 | 7.000 | 95.00 | 610 | 100.00 | 44.7 |
| March-06 | 3 | 662,285.88 | 0.35 | 220,762 | 7.598 | 84.23 | 570 | 73.47 | 48.0 |
| April-06 | 5 | 966,104.25 | 0.51 | 193,221 | 7.020 | 85.49 | 621 | 39.57 | 41.6 |
| May-06 | 8 | 1,929,526.64 | 1.01 | 241,191 | 6.668 | 90.00 | 615 | 62.06 | 37.2 |
| June-06 | 10 | 2,287,177.92 | 1.20 | 228,718 | 6.919 | 86.04 | 591 | 77.95 | 42.4 |
| July-06 | 22 | 5,369,852.29 | 2.81 | 244,084 | 6.993 | 81.81 | 643 | 54.26 | 38.6 |
| August-06 | 22 | 5,663,370.39 | 2.97 | 257,426 | 6.956 | 81.95 | 602 | 66.87 | 38.5 |
| September-06 | 66 | 14,568,279.03 | 7.64 | 220,732 | 7.571 | 79.62 | 604 | 50.38 | 40.1 |
| October-06 | 116 | 25,893,449.62 | 13.57 | 223,219 | 7.620 | 80.40 | 603 | 46.93 | 39.3 |
| November-06 | 304 | 60,533,158.51 | 31.73 | 199,122 | 7.755 | 77.76 | 599 | 57.50 | 37.9 |
| December-06 | 117 | 26,454,510.00 | 13.87 | 226,107 | 7.447 | 79.72 | 613 | 51.12 | 40.2 |
| March-07 | 2 | 390,257.17 | 0.20 | 195,129 | 5.474 | 93.84 | 607 | 100.00 | 33.7 |
| April-07 | 1 | 75,151.47 | 0.04 | 75,151 | 8.990 | 95.00 | 603 | 0.00 | 34.6 |
| May-07 | 1 | 169,146.51 | 0.09 | 169,147 | 7.875 | 94.44 | 593 | 100.00 | 50.2 |
| June-07 | 2 | 930,850.00 | 0.49 | 465,425 | 6.136 | 82.38 | 638 | 0.00 | 20.2 |
| July-07 | 1 | 644,992.00 | 0.34 | 644,992 | 5.625 | 80.00 | 630 | 100.00 | 48.8 |
| August-07 | 7 | 2,083,165.10 | 1.09 | 297,595 | 7.126 | 82.24 | 588 | 19.11 | 38.21 |
| September-07 | 14 | 3,892,380.16 | 2.04 | 278,027 | 6.220 | 80.82 | 632 | 20.77 | 38.1 |
| October-07 | 53 | 20,133,839.90 | 10.55 | 379,884 | 6.116 | 74.78 | 621 | 29.57 | 41.5 |
| November-07 | 22 | 6,528,625.64 | 3.42 | 296,756 | 7.011 | 76.10 | 625 | 46.69 | 43.0 |
| December-07 | 12 | 2,175,050.00 | 1.14 | 181,254 | 7.465 | 81.52 | 620 | 40.83 | 40.3 |
| March-09 | 1 | 184,487.79 | 0.10 | 184,488 | 5.250 | 77.71 | 606 | 0.00 | 31.1 |
| July-09 | 1 | 519,199.99 | 0.27 | 519,200 | 6.625 | 80.00 | 640 | 0.00 | 45.8 |
| August-09 | 2 | 271,757.21 | 0.14 | 135,879 | 5.338 | 49.99 | 619 | 54.93 | 18.07 |
| September-09 | 6 | 2,882,549.55 | 1.51 | 480,425 | 6.554 | 81.63 | 629 | 0.00 | 43.8 |
| October-09 | 6 | 2,757,879.76 | 1.45 | 459,647 | 6.153 | 77.95 | 636 | 15.95 | 41.1 |
| November-09 | 2 | 753,610.86 | 0.40 | 376,805 | 5.754 | 73.40 | 630 | 48.25 | 28.9 |
| September-11 | 1 | 412,500.00 | 0.22 | 412,500 | 6.875 | 72.37 | 633 | 0.00 | 44.2 |
| September-14 | 1 | 442,698.76 | 0.23 | 442,699 | 6.125 | 60.00 | 632 | 0.00 | 41.44 |
| **Total** | **813** | **190,766,520.16** | **100.00** | **234,645** | **7.281** | **78.97** | **609** | **48.46** | **39.36** |

RBS Greenwich Capital

## DISTRIBUTION BY STATE

| Distribution By State | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| California | 221 | 77,327,918.83 | 31.54 | 349,900 | 6.754 | 75.62 | 627 | 45.75 | 40.04 |
| New York | 136 | 36,294,994.72 | 14.80 | 266,875 | 7.175 | 74.64 | 616 | 45.68 | 40.43 |
| Florida | 87 | 15,568,654.55 | 6.35 | 178,950 | 7.335 | 78.63 | 623 | 46.55 | 37.41 |
| New Jersey | 58 | 15,331,579.33 | 6.25 | 264,338 | 7.574 | 79.17 | 604 | 41.46 | 41.12 |
| Virginia | 44 | 9,379,671.41 | 3.83 | 213,174 | 7.404 | 80.10 | 605 | 54.01 | 43.43 |
| Maryland | 37 | 7,801,756.19 | 3.18 | 210,858 | 7.364 | 78.49 | 587 | 53.62 | 40.00 |
| Massachusetts | 30 | 7,743,385.50 | 3.16 | 258,113 | 6.919 | 78.54 | 638 | 59.84 | 40.50 |
| Texas | 51 | 6,552,719.65 | 2.67 | 128,485 | 7.834 | 84.74 | 644 | 37.60 | 32.57 |
| Illinois | 25 | 6,315,639.17 | 2.58 | 252,626 | 7.822 | 78.47 | 620 | 45.28 | 39.98 |
| Nevada | 28 | 6,209,403.36 | 2.53 | 221,764 | 7.437 | 77.73 | 597 | 55.53 | 38.18 |
| Michigan | 43 | 5,314,944.27 | 2.17 | 123,603 | 7.788 | 78.93 | 615 | 42.23 | 35.17 |
| Colorado | 16 | 5,045,663.04 | 2.06 | 315,354 | 7.321 | 80.87 | 621 | 24.42 | 39.92 |
| Washington | 23 | 3,842,473.30 | 1.57 | 167,064 | 7.136 | 79.84 | 610 | 48.30 | 33.60 |
| Georgia | 21 | 3,776,482.23 | 1.54 | 179,832 | 7.904 | 83.10 | 596 | 53.91 | 39.57 |
| Arizona | 15 | 3,451,010.47 | 1.41 | 230,067 | 7.034 | 77.97 | 635 | 33.51 | 35.99 |
| Other | 273 | 35,249,994.77 | 14.38 | 129,121 | 7.612 | 80.44 | 606 | 57.87 | 34.89 |
| **Total** | **1,108** | **245,206,290.79** | **100.00** | **221,305** | **7.213** | **77.70** | **618** | **47.77** | **38.91** |

## DISTRIBUTION BY ZIP CODE

| Zip Code | Number of Loans | Unpaid Principal Balance ($) | % of Pool by Principal Balance | Avg. Principal Balance ($) | Wtg. Avg Gross Coupon (%) | Wtg. Avg Orig. LTV (%) | Wtg. Avg. Fico | % Full Doc Loan | Wtg. Avg. DTI (%) |
|---|---|---|---|---|---|---|---|---|---|
| 92024 | 2 | 1,495,760.65 | 0.61 | 747,880 | 6.732 | 57.98 | 614 | 100.00 | 25.89 |
| 91006 | 2 | 1,454,512.92 | 0.59 | 727,256 | 8.029 | 81.50 | 660 | 43.31 | 37.14 |
| 85262 | 3 | 1,369,250.00 | 0.56 | 456,417 | 5.880 | 73.37 | 668 | 26.84 | 36.74 |
| 91709 | 3 | 1,298,129.26 | 0.53 | 432,710 | 5.535 | 76.08 | 634 | 61.87 | 33.31 |
| 90004 | 2 | 1,246,954.18 | 0.51 | 623,477 | 5.250 | 51.33 | 640 | 0.00 | 29.74 |
| 20136 | 3 | 1,209,350.00 | 0.49 | 403,117 | 5.729 | 80.00 | 615 | 66.92 | 48.23 |
| 91911 | 3 | 1,191,210.10 | 0.49 | 397,070 | 7.195 | 77.15 | 583 | 68.12 | 43.20 |
| 91403 | 2 | 1,149,972.92 | 0.47 | 574,986 | 7.440 | 65.03 | 650 | 0.00 | 45.51 |
| 20155 | 3 | 1,132,350.00 | 0.46 | 377,450 | 7.028 | 78.49 | 647 | 0.00 | 46.28 |
| 11368 | 2 | 1,040,761.32 | 0.42 | 520,381 | 6.925 | 73.22 | 671 | 0.00 | 44.37 |
| Other | 1,083 | 232,618,039.44 | 94.87 | 214,790 | 7.247 | 78.05 | 616 | 48.24 | 38.97 |
| **Total** | **1,108** | **245,206,290.79** | **100.00** | **221,305** | **7.213** | **77.70** | **618** | **47.77** | **38.91** |

## RATING AGENCIES

**Moody's Investors Service**

| | | |
|---|---|---|
| Eric Fellows | Tel: | (212) 553-3847 |
| | Email: | eric.fellows@moodys.com |

**Standard & Poors**

| | | |
|---|---|---|
| Lacey Bigos | Tel: | (212) 438-3126 |
| | Email: | Lacey_Bigos@standardpoors.com |

**Fitch Ratings**

| | | |
|---|---|---|
| Kei Ishidoya | Tel: | (212) 908-0238 |
| | Email: | kei.ishidoya@fitchratings.com |